Exhibit 2.1

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AGREEMENT AND PLAN OF MERGER

BY AND AMONG

GENENTECH, INC.

GREEN ACQUISITION CORPORATION

and

TANOX, INC.

Dated as of November 9, 2006

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2.17	Environmental Matters	45
2.18	Brokers; Third Party Expenses	47
2.19	Intellectual Property	47
2.20	Contracts	48
2.21	Product Liability Claims	48
2.22	Insurance	63
2.23	Opinion of Financial Advisor	64
2.24	Board Approval	64
2.25	Rights Agreement	64
2.26	State Takeover Statutes	64
2.27	Interested Party Transactions	65

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		65

3.1	Corporate Organization	65
3.2	Authority Relative to this Agreement	65
3.3	No Conflict; Required Filings and Consents	66
3.4	Proxy Statement	67
3.5	Sufficient Funds	67
3.6	No Prior Merger Sub Operations	67

ARTICLE IV CONDUCT PRIOR TO THE EFFECTIVE TIME		67

4.1	Conduct of Business by Company	67

ARTICLE V ADDITIONAL AGREEMENTS		75

5.1	Proxy Statement	75
5.2	Meeting of Company Stockholders	77
5.3	Confidentiality; Access to Information	78
5.4	No Solicitation	79
5.5	Public Disclosure	84
5.6	Reasonable Efforts; Regulatory Matters	85
5.7	Notification	87
5.8	Third Party Consents and Notices	88
5.9	Indemnification	88
5.10	Termination of Certain Benefit Plans	90
5.11	Section 16 Matters	91
5.12	Disqualified Individuals	91
5.14	Company Rights Agreement	91
5.15	Takeover Statutes	91
5.16	FIRPTA Compliance	92

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ARTICLE VI CONDITIONS TO THE MERGER		92

6.1	Conditions to Obligations of Each Party to Effect the Merger	92
6.2	Additional Conditions to Obligations of the Company	93
6.3	Additional Conditions to the Obligations of Parent and Merger Sub	94

ARTICLE VII TERMINATION, AMENDMENT AND WAIVER		95

7.1	Termination	95
7.2	Notice of Termination; Effect of Termination	98
7.3	Fees and Expenses	99
7.4	Amendment	101
7.5	Extension; Waiver	102

ARTICLE VIII GENERAL PROVISIONS		102

8.1	Non-Survival of Representations and Warranties	102
8.2	Notices	103
8.3	Interpretation; Knowledge	104
8.4	Counterparts	107
8.5	Entire Agreement; Third Party Beneficiaries	107
8.6	Severability	107
8.7	Other Remedies; Specific Performance	107
8.8	Governing Law; Jurisdiction	108
8.9	Rules of Construction	108
8.10	Assignment	109
8.11	Waiver of Jury Trial	109

INDEX OF EXHIBITS

Exhibit A	Form of Company Voting Agreement

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of November 9, 2006 (the “Agreement”), by and among Genentech, Inc., a Delaware corporation (“Parent”), Green Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), and Tanox, Inc., a Delaware corporation (the “Company”).

RECITALS

WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is in the best interests of their respective stockholders for Parent to acquire the Company upon the terms and subject to the conditions set forth herein.

WHEREAS, the Board of Directors of the Company (the “Board”) has unanimously (i) determined that the Merger (as defined in Section 1.1) is advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) approved this Agreement and the other transactions contemplated by this Agreement, including the Merger and the transactions contemplated by the Company Voting Agreements, and (iii) determined to recommend that the stockholders of the Company adopt this Agreement.

WHEREAS, the Board of Directors of Parent has (i) determined that the Merger is advisable and fair to, and in the best interest of, Parent and its stockholders, and (ii) approved this Agreement.

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company are entering into Voting Agreements, dated as of the date hereof, in substantially the form attached hereto as Exhibit A (the “Company Voting Agreements”).

WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

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NOW, THEREFORE, in consideration of the covenants, promises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the Delaware General Corporation Law (“Delaware Law”), Merger Sub shall be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation. The Company, as the surviving corporation after the Merger, is hereinafter sometimes referred to as the “Surviving Corporation.”

1.2 Effective Time; Closing. Upon the terms and subject to the conditions of this Agreement, the parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”) executed in accordance with the relevant provisions of Delaware Law (the time of such filing, or such later time as may be agreed in writing by the Company and Parent and specified in the Certificate of Merger, being the “Effective Time”) on, or as soon as practicable after, the Closing Date (as herein defined). The closing of the Merger (the “Closing”) shall take place at the offices of Wilson Sonsini Goodrich & Rosati, Professional Corporation, 650 Page Mill Road, Palo Alto, California, at a time and date to be specified by the parties hereto, which shall be no later than the second business day after the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions which, by their terms, are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver thereof), or at such other time, date and location as the parties hereto agree in writing. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of Delaware Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges,

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powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all of the debts, liabilities, obligations, restrictions and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation.

1.4 Certificate of Incorporation and Bylaws of Surviving Corporation.

(a) Certificate of Incorporation. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated to read the same as the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, subject to Section 5.9(a), until thereafter amended in accordance with Delaware Law and such Certificate of Incorporation; provided, however, that as of the Effective Time the Certificate of Incorporation shall provide that the name of the Surviving Corporation is “Tanox, Inc.”

(b) Bylaws. As of the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub or the Company, the Bylaws of the Surviving Corporation shall be amended and restated to read the same as the Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, subject to Section 5.9(a), until thereafter amended in accordance with Delaware Law, the Certificate of Incorporation of the Surviving Corporation and such Bylaws; provided, however, that all references in such Bylaws to Merger Sub shall be amended to refer to “Tanox, Inc.”

1.5 Directors and Officers of Surviving Corporation.

(a) Directors. The initial directors of the Surviving Corporation shall be the directors of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

(b) Officers. The initial officers of the Surviving Corporation shall be the officers of Merger Sub as of immediately prior to the Effective Time, until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Corporation.

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1.6 Effect on Capital Stock. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Merger Sub, the Company or the holders of any of the following securities, the following shall occur:

(a) Conversion of Shares. Each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (other than any shares of Company Common Stock to be canceled pursuant to Section 1.6(b) and any Dissenting Shares, as defined in Section 1.7), will be canceled and extinguished and automatically converted into the right to receive, upon surrender of the certificate(s) representing such Company Common Stock in the manner provided in Section 1.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit, and bond, if required, in the manner provided in Section 1.10), cash in an amount equal to $20.00 per share, without interest (the “Per Share Merger Consideration” and the aggregate of all Per Share Merger Consideration, the “Merger Consideration”).

(b) Cancellation of Treasury and Parent-Owned Shares. All Company Common Stock held by the Company or owned by Merger Sub, Parent or any direct or indirect wholly-owned subsidiary of the Company or of Parent immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

(c) Capital Stock of Merger Sub. Each share of common stock, par value $0.01 per share, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall evidence ownership of such shares of capital stock of the Surviving Corporation.

(d) Stock Options. Except as set forth on Section 1.6(d) of the Company Disclosure Letter (as defined in Article II), each option to purchase Company Common Stock (the “Company Stock Options”), whether vested or unvested, and all stock option plans or other equity-related plans of the Company (the “Company Stock Plans”), that are unexpired, unexercised and outstanding

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as of the Effective Time shall on the terms and subject to the conditions set forth in this Agreement, be cancelled in its entirety at the Effective Time, and the holder of each shall be fully vested in such Company Stock Options, and the Parent shall pay or cause to be paid, as soon as reasonably practicable after the Effective Time, to each such holder of Company Stock Options an amount of cash equal to the product of (i) the number of shares of Company Common Stock as to which such Company Stock Option remains unexercised immediately prior to the Effective Time, multiplied by (ii) the Per Share Merger Consideration minus the exercise price of such Company Stock Option immediately prior to the Effective Time (the “Option Merger Consideration”); provided, however, that if the Per Share Merger Consideration does not exceed the exercise price of such Company Stock Option immediately prior to the Effective Time, the Option Merger Consideration for such Company Stock Option shall be zero; and provided further, that nothing in this Section 1.6(d) shall prohibit the holder of a Company Stock Option from exercising such Company Stock Option prior to the Effective Time in accordance with its terms and applicable Legal Requirements. Prior to the Effective Time, the Company shall timely deliver any notices to holders of Company Stock Options as may be required by the terms of the Company Stock Plans and take any and all actions necessary or appropriate to effectuate the foregoing, including, without limitation, using all reasonable efforts to obtain any applicable consents or waivers from holders of Company Stock Options that were granted under the Company’s 2000 Non-Employee Directors’ Stock Option Plan. The payment of the Option Merger Consideration to the holder of a Company Stock Option shall be reduced by any income, employment or other Tax withholding required under the Code (as defined in Section 2.13(a)(ii)) or any provision of state, local or foreign Tax law.

1.7 Dissenting Shares.

(a) Notwithstanding any provision of this Agreement to the contrary, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who shall have not voted in favor of the Merger and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of Delaware Law (collectively, the “Dissenting Shares”) shall not be converted into, or represent the right to receive, the Per Share Merger Consideration payable for each such share of Company Common Stock. Such stockholders shall be entitled to receive payment of the appraised value of such Company Common Stock held

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by them in accordance with the provisions of such Section 262, except that all Dissenting Shares held by stockholders who shall have failed to perfect or who effectively shall have withdrawn or lost their rights to appraisal of such Company Common Stock under such Section 262 shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Per Share Merger Consideration payable for each such share of Company Common Stock, without any interest thereon, upon surrender, in the manner provided in Section 1.8, of the certificate or certificates that formerly evidenced such Company Common Stock.

(b) The Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company, withdrawals of such demands, and any other instruments served pursuant to Delaware Law and received by the Company and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under Delaware Law. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

1.8 Surrender of Certificates.

(a) Paying Agent. At the Effective Time, Parent shall deposit or cause to be deposited with a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”), for the benefit of the holders of Company Common Stock to receive the funds to which holders of Company Common Stock shall become entitled pursuant to Section 1.6(a), a cash amount sufficient to pay the Merger Consideration. Such funds shall be invested by the Paying Agent as directed by Parent; earnings from such investments shall be the sole and exclusive property of Parent and the Surviving Corporation, and no part of such earnings shall accrue to the benefit of holders of the shares of Company Common Stock.

(b) Payment Procedures. As soon as reasonably practicable after the Effective Time, Parent shall cause the Paying Agent to mail to each holder of record (as of the Effective Time) of a certificate or certificates (the “Certificates”), which immediately prior to the Effective Time represented the outstanding shares of Company Common Stock, (i) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates

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to the Paying Agent and shall contain such other provisions as Parent shall reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the portion of the Merger Consideration payable upon surrender of said Certificates. Upon surrender of Certificates for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to those instructions, the holders of such Certificates formerly representing the Company Common Stock shall be entitled to receive in exchange therefor the portion of the Merger Consideration payable for such shares of Company Common Stock, and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the respective portion of the Merger Consideration to which the record holder of such Certificate is entitled by virtue thereof. Promptly following surrender of any such Certificates and the duly executed letters of transmittal, the Paying Agent shall deliver to the record holders thereof, without interest, the portion of the Merger Consideration to which such holder is entitled upon surrender of said Certificates, subject to the restrictions set forth herein.

(c) Payments with respect to Unsurrendered Company Common Stock; No Liability. At any time following the 180th day after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Company Common Stock (including all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to Parent (subject to abandoned property, escheat and other similar laws) only as general creditors thereof with respect to any portion of the Merger Consideration that may be payable upon due surrender of the Certificates held by them. Notwithstanding the foregoing, none of Parent, the Surviving Corporation nor the Paying Agent shall be liable to any former holder of Company Common Stock for any portion of the Merger Consideration delivered in respect of such Company Common Stock to a public official pursuant to any abandoned property, escheat or other similar Legal Requirement.

(d) Transfers of Ownership. If the payment of the portion of the Merger Consideration to which such holder is entitled is to be paid to a person

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other than the person in whose name the Certificates surrendered in exchange therefor are registered, it will be a condition of payment that the Certificates so surrendered be properly endorsed and otherwise in proper form for transfer (including, if requested by Parent or the Paying Agent, a medallion guarantee), and that the persons requesting such payment will have paid to Parent or any agent designated by it any transfer or other Taxes required by reason of the payment of a portion of the Merger Consideration to a person other than the registered holder of the Certificates surrendered, or established to the satisfaction of Parent or any agent designated by it that such Tax has been paid or is not applicable.

(e) Required Withholding. Each of the Paying Agent, Parent and the Surviving Corporation shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable pursuant to this Agreement to any holder or former holder of the Company Common Stock such amounts as may be required to be deducted or withheld therefrom under the Code or under any provision of state, local or foreign Tax law or under any other applicable Legal Requirement. To the extent such amounts are so deducted or withheld, such amounts shall be treated for all purposes under this Agreement as having been paid to the person to whom such amounts would otherwise have been paid.

1.9 No Further Ownership Rights in Company Common Stock. Payment of the Merger Consideration shall constitute payment in full satisfaction of all rights pertaining to the Company Common Stock. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Corporation of shares of the Company Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

1.10 Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, the portion of the Merger Consideration payable with respect thereto; provided, however, that Parent or the Paying Agent may, in its discretion and as a condition precedent to the payment of such portion of the Merger Consideration, require the owner of such lost, stolen or destroyed Certificates to deliver a bond (at the sole expense of the holder of such Certificate) in such reasonable and customary amount as it may direct as

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indemnity against any claim that may be made against Parent, the Surviving Corporation or the Paying Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

1.11 Adjustments. In the event of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Common Stock, whether directly or indirectly), reorganization, reclassification, combination, recapitalization or other like change with respect to the Company Common Stock occurring after the date of this Agreement and prior to the Effective Time, all references in this Agreement to specified numbers of shares of any class or series affected thereby, and all calculations provided for that are based upon numbers of shares of any class or series (or trading prices therefor) affected thereby, shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization or other like change.

1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub will take all such lawful and necessary action.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF COMPANY

The Company hereby represents and warrants to Parent and Merger Sub, except as are specifically disclosed in writing in the disclosure schedule supplied by the Company to Parent (which such exceptions shall reference the specific section and, if applicable, subsection number of this Article II to which it applies, and, if applicable, any information disclosed in any such section or subsection shall also be deemed to be disclosed with respect to each other such section or subsection to the extent that it is reasonably apparent on its face that such disclosure should also apply to such other section or subsection), dated as of the date hereof and certified by a duly authorized officer of the Company (the “Company Disclosure Letter”), as follows:

2.1 Organization and Qualification; Subsidiaries.

(a) Each of the Company and its subsidiaries is a corporation duly organized, validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its respective jurisdiction of organization and has the requisite corporate power and authority to own, lease and operate its assets and properties and to carry on its business as it is now being conducted, except for such failures to be so organized, existing and in good standing (with respect to such jurisdictions that recognize the concept of good standing) or to have such power and authority that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company.

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(b) The Company has no subsidiaries except for the persons identified in Section 2.1(b) of the Company Disclosure Letter. Section 2.1(b) of the Company Disclosure Letter also sets forth the form of ownership and percentage voting and/or equity interest of the Company in its subsidiaries and, to the extent that a subsidiary set forth thereon is not wholly owned by the Company, lists the other persons that have an ownership interest in such subsidiary and sets forth the percentage of each such ownership interest. Neither the Company nor any of its subsidiaries has agreed to make nor is obligated to make nor is bound by any written, oral, express or implied agreement, contract, subcontract, lease, mortgage, indenture, understanding, arrangement, instrument, note, bond, warranty, purchase order, license, sublicense, benefit plan, franchise or other instrument, obligation, commitment or undertaking that is legally binding and with respect to which there are continuing obligations, rights, or liabilities, including any amendments thereto (a “Contract”) or Legal Requirement (as defined in Section 2.3(a) below), in effect as of the date hereof, to make any future investment in or capital contribution to any other person or any sale or other disposition of the capital stock or any of the assets or operations of any such person.

(c) Other than the subsidiaries set forth in Section 2.1(b) of the Company Disclosure Letter, neither the Company nor any of its subsidiaries directly or indirectly owns any equity or similar interest in or any interest convertible, exchangeable or exercisable for, any equity or similar interest in, any person.

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(d) The Company and each of its subsidiaries is duly qualified to do business as a foreign corporation, and is in good standing (with respect to jurisdictions that recognize the concept of good standing), under the laws of all jurisdictions where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary, except where the failure to be so qualified and in good standing has not had, and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Company. Section 2.1(d) of the Company Disclosure Letter sets forth a true and complete list of each state and other jurisdiction which the Company and each of its subsidiaries is qualified to do business as a foreign corporation.

2.2 Certificate of Incorporation and Bylaws; Minutes.

(a) The Company has previously furnished to Parent (i) a complete and correct copy of its Certificate of Incorporation and Bylaws as amended to date (together, the “Company Charter Documents”) and (ii) the equivalent organizational documents for each subsidiary of the Company, each as amended to date. The Company Charter Documents and equivalent organizational documents of each subsidiary of the Company are in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents, and no subsidiary of the Company is in violation of its equivalent organizational documents.

(b) The Company has delivered to Parent and its representatives true and complete copies of the minutes (or, in the case of minutes that have not yet been finalized, the most recent drafts thereof) of all meetings of the stockholders, the Board of Directors and each committee of such Board of Directors of the Company and each of its subsidiaries held since January 1, 2000.

2.3 Capitalization.

(a) The authorized capital stock of the Company consists of 120,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value of $0.01 per share (“Company Preferred Stock”). At the close of business on the date of this Agreement (i) 45,258,927 shares of Company Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable; (ii) no shares of Company Common Stock were held by subsidiaries of the Company; (iii) 554,700 shares of Company

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Common Stock were held in treasury by the Company; (iv) 2,677,418 shares of Company Common Stock were reserved for issuance upon the exercise of outstanding options to purchase Company Common Stock under the Company Stock Plans and (v) 5,248,185 additional shares of Company Common Stock were reserved for future issuance pursuant to the Company Stock Plans. The Company does not have any employee stock purchase plan, as such term is defined in Section 423 of the Code. As of the date hereof, no shares of Company Preferred Stock were issued or outstanding and there are no outstanding shares of Company Common Stock that are subject to risk of forfeiture. All shares of Company Common Stock subject to issuance upon exercise of such Company Stock Options, upon issuance on the terms and conditions specified in the instrument pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable. Except as set forth in Section 2.3(a) of the Company Disclosure Letter, there are no Contracts to which the Company is bound obligating the Company to accelerate the vesting of any Company Stock Option as a result of the transactions contemplated hereby (the “Transactions”) or upon termination of employment or service with the Company or with any of its subsidiaries following the Merger (whether alone or in combination with any other events) or otherwise. All outstanding shares of Company Common Stock, all outstanding Company Stock Options and all outstanding shares of capital stock of each subsidiary of the Company have been issued and granted in compliance with all applicable securities laws and other applicable Legal Requirements (as defined below). The exercise price of each Company Stock Option is no less than the fair market value of a share of Company Common Stock as determined on the date of grant of such Company Stock Option. All grants of Company Stock Options were properly approved by the Board or a duly and validly appointed committee of the Board in compliance with all applicable Legal Requirements and recorded on the Financial Statements (as defined in Section 2.9(b)) in accordance with GAAP, and no such grants involved any inappropriate “back dating,” “forward dating” or similar practices with respect to the effective date of grant. All repurchases of Company securities have been made in compliance with all applicable Legal Requirements. For the purposes of this Agreement, “Legal Requirements” means any federal, state, local, municipal, foreign or other law, statute, legislation, constitution, principle of common law, binding resolution, ordinance, code, edict, order, injunction, judgment, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity (as defined in Section 2.5(b)) hereof. There are no declared or accrued but unpaid dividends with respect to any shares of Company Common Stock.

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(b) Section 2.3(b) of the Company Disclosure Letter sets forth, as of the date of this Agreement the following information with respect to each Company Stock Option outstanding as of the date of this Agreement: (i) the name and address of the optionee; (ii) the particular plan pursuant to which such Company Stock Option was granted; (iii) the number of shares of Company Common Stock subject to such Company Stock Option; (iv) the exercise price of such Company Stock Option; (v) the date on which such Company Stock Option was granted; (vi) the applicable vesting schedule; (vii) the date on which such Company Stock Option expires; (viii) whether the exercisability of such Company Stock Option will be accelerated in any way by the transactions contemplated by this Agreement, and indicates the extent of acceleration; and (ix) whether such Company Stock Option is intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(c) Except for the Company Stock Options and the rights designated in connection with the Rights Agreement, dated July 27, 2001 between the Company and American Stock Transfer & Trust Company as rights agent (the “Rights Agreement”), there are no subscriptions, options, warrants, equity securities, partnership interests or similar ownership interests, calls, rights (including preemptive rights), Contracts to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound obligating the Company or any of its subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, or repurchase, redeem or otherwise acquire, or cause the repurchase, redemption or acquisition of, any shares of capital stock, partnership interests or similar ownership interests of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to grant, extend, accelerate the vesting of or enter into any such subscription, option, warrant, equity security, call, right, commitment or agreement. There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or other similar rights, contingent or accrued, to receive shares of Company Common Stock or benefits measured in whole or part by the value of a number of shares of Company Common Stock with respect to the Company or any of its subsidiaries. Except for the Company Stock Options, the Company Voting Agreements and the Rights Agreement, there are no voting trusts, proxies, rights plans, anti-takeover plans or Contracts to which the Company or any of its subsidiaries is a party or by

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which the Company or any of its subsidiaries is bound with respect to the voting, acquisition, disposition of or imposition of any Encumbrance on (i) any class of equity security of the Company or (ii) any equity security, partnership interest or similar ownership interest of any of its subsidiaries.

(d) True, correct and complete copies of (i) each of the Company Stock Plans, (ii) the standard form of all Contracts and instruments relating to or issued under the Company Stock Plans or Company Stock Option, (iii) each Contract or instrument relating to or issued under the Company Stock Plans or Company Stock Option where the terms of such grant differ in any material respect from such standard form agreements, and (iv) Contracts relating to unvested shares, have been made available to Parent, and such Contracts and instruments have not been amended, modified or supplemented since being made available to Parent, and, except as contemplated by this Agreement, there are no Contracts to amend, modify or supplement such agreements or instruments in any case from those made available to Parent.

2.4 Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions, subject, with respect to the Merger, to the Company Stockholder Approval (as defined below). The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions other than (i) with respect to the Merger, the filing with the Securities and Exchange Commission (the “SEC”) of a proxy statement with respect to, and the receipt of, the Company Stockholder Approval and (ii) the filing of the Certificate of Merger as required by Delaware Law, subject, in each case, to the receipt of the Required Consents. The affirmative vote of the holders of a majority of the shares of Company Common Stock issued and outstanding on the record date set for the meeting of the Company’s stockholders to adopt this Agreement is the only vote of the holders of capital stock of the Company necessary to adopt this Agreement and approve and adopt the Merger under applicable Legal Requirements and the Company Charter Documents (the “Company Stockholder Approval”). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal

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and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Legal Requirements affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

2.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) result in the creation of any material Encumbrance (as defined below) on any of the material properties or assets of the Company or any of its subsidiaries, (ii) conflict with or violate the Company Charter Documents or the equivalent organizational documents of any of the Company’s subsidiaries, (iii) subject, (A) with respect to the Merger, to the Company Stockholder Approval and (B) to compliance with the requirements set forth in Section 2.5(b), conflict with or violate in any material respect any Legal Requirements applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, (iv) conflict with or violate, or result in any breach, impermissible assignment or non-transferability of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or materially impair the Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of any Company Contract (as defined in Section 2.20(a)) or (v) except to the extent that such conflicts, violations, breaches, defaults, impairments, rights of termination, cancellation, acceleration, Encumbrance or other effects would not in the aggregate have a material negative impact on the Company, conflict with or violate, or result in any breach, impermissible assignment or non-transferability of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s or any of its subsidiaries’ rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of any Contract (other than a Company Contract) to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties are bound or affected. “Encumbrance” means, with respect to any asset, mortgage, deed of trust, lien, pledge, charge, security interest, title retention device, conditional sale or other security arrangement, collateral assignment,

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claim, charge, adverse claim of title, third person ownership or right to use, restriction or other encumbrance of any kind in respect of such asset (including any restriction on (1) the voting of any security or the transfer of any security or other asset, (2) the receipt of any income derived from any asset, (3) the use of any asset, and (4) the possession, exercise or transfer of any other attribute of ownership of any asset, but excluding current Taxes not yet due and payable).

(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other governmental authority or instrumentality, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities laws (“Blue Sky Laws”) and state takeover laws, such filings as may be required under, and compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and any other applicable Antitrust Law (as defined herein), the rules and regulations of Nasdaq, and the filing and recordation of the Certificate of Merger as required by Delaware Law, (ii) as set forth in Section 2.5(b) of the Company Disclosure Letter and (iii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, be material to the Company or its subsidiaries or prevent or materially delay consummation of the Transactions or otherwise prevent the Company from performing its obligations under this Agreement (collectively, the “Required Consents”).

2.6 Compliance with Health Care Laws.

(a) Neither the Company nor any of its subsidiaries has been the subject of any investigation by a Governmental Entity as a result of or in connection with the Company’s or any of its subsidiaries’ research, development, clinical activities, production or distribution activities related to the Company Products.

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(b) The Company and each of its subsidiaries are in material compliance and, except for any non-compliance that occurred prior to January 1, 2003 which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, have at all times been in material compliance with all relevant federal and other Legal Requirements applicable to the Company and its subsidiaries, including the federal Anti-kickback and Fraud and Abuse Prohibition Statutes (42 U.S.C. § 1320a-7b) and all other Legal Requirements prohibiting false statements and improper remuneration for purchasing products or services, the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1301 et seq. and implementing regulations), the exclusion laws, SSA § 1128 (42 U.S.C. 1320a-7) and the regulations promulgated pursuant to such laws and regulations, relating to the regulation of the Company and its subsidiaries (including the pertinent requirements of Good Laboratory Practices, Good Clinical Practices, Good Manufacturing Practices and the U.S. Food, Drug and Cosmetic Act and its implementing regulations, including 21 CFR Parts 50, 54, 56, 58, 210, and 211 and the respective counterparts thereof promulgated by Governmental Entities in countries outside the United States) (collectively, “Health Care Laws”). To its knowledge, the Company and each of its subsidiaries are in material compliance and have at all times been in material compliance with all Health Care Laws. Since January 1, 2003, neither the Company nor any of its subsidiaries has received any written notice or communication and, to the knowledge of the Company, prior to January 1, 2003, neither the Company nor any of its subsidiaries received a written notice or communication, in each case, from any Governmental Entity with respect to the Company regarding, and, to the knowledge of the Company, there are no facts or circumstances that would reasonably be expected to give rise to, any material violation of applicable Health Care Laws or any other applicable Legal Requirement. To the knowledge of the Company, no change in the current conduct of the Company or its subsidiaries, or their internal procedures or processes, is required in order to materially comply with Health Care Laws.

2.7 Permits. The Company and each of its subsidiaries have obtained all federal, state, county, local or foreign permits, authorizations, licenses, grants, variances certifications, clearances, consents, franchises, exemptions, orders and approvals (a) that are required by the Federal Food and Drug Administration (the “FDA”), any other Governmental Entity engaged in the regulation of the

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Company Research Programs, Company Products or the Company’s or its subsidiaries’ manufacturing and quality system or that are required by Health Care Laws or (b) that are otherwise material to the Company and its subsidiaries (other than those specified in Section 2.7(a) above) and that are required for operating the Company or its subsidiaries in the manner currently conducted in any location in which they currently operate (including those required to be obtained under Environmental and Safety Laws (as defined in Section 2.17(a)) (each, a “Company Permit” and collectively, the “Company Permits”). All such Company Permits are valid and in full force and effect. Section 2.7 of the Company Disclosure Letter lists all Company Permits. The Company and its subsidiaries are in compliance in all material respects with all covenants, terms and conditions of such Company Permits. Neither the Company nor any of its subsidiaries has received any written notice or communication with respect to the Company from any Governmental Entity regarding, and, to the knowledge of the Company, there are no facts or circumstances that could give rise to, (i) any violation of any Company Permit or (ii) any revocation, non-renewal, withdrawal, suspension, cancellation, limitation, termination or adverse modification of any Company Permit. No such Company Permit will be terminated or impaired, or will become terminable, in whole or in part, as a result of the consummation of the Transactions.

2.8 FDA; Global Regulation Compliance; Company Products and Company Research Programs.

(a) The operation of the Company and the operation of its subsidiaries, including the research, manufacture, import, export, testing, development, processing, packaging, labeling, storage and distribution of all Company Products, is in material compliance and, except for non-compliance prior to January 1, 2003 which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, have at all times been in material compliance with all applicable Health Care Laws and other applicable Legal Requirements, including to the extent applicable (1) those administered by the FDA and (2) those administered by Governmental Entities in countries outside the United States (including requirements for the manufacture of Company Products for administration in human subjects). To the Company’s knowledge, the operation of the Company and the operation of its subsidiaries are in material compliance and have at all times been in material compliance with all applicable Health Care Laws and other applicable Legal Requirements, including to the

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extent applicable (1) those administered by the FDA and (2) those administered by Governmental Entities in countries outside the United States (including requirements for the manufacture of Company Products for administration in human subjects). There is no pending or, to the knowledge of the Company, threatened Action in respect of the Company or Company Products by the FDA or any other Governmental Entity which has jurisdiction over the Company Products or the operations, properties or processes of the Company or the Company’s subsidiaries, or, to the knowledge of the Company, in respect of any third person’s activities on behalf of the Company or its subsidiaries (excluding Parent and Parent’s subsidiaries). The Company has no knowledge of any facts or circumstances that are likely to give rise to any such Action.

(b) (A) Except for non-compliance prior to January 1, 2003 which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, and (B) at all times to the Company’s knowledge, neither the Company nor any of its subsidiaries has had any Company owned or leased manufacturing site (nor, to the knowledge of the Company, has any third person (other than Parent and Parent’s subsidiaries) had any manufacturing site that produces Company Products) subject to a Governmental Entity (including FDA) shutdown or import or export prohibition, nor received any FDA Form 483 notice or similar notification from a Governmental Entity, “warning letters,” “untitled letter” or, to the knowledge of the Company, requests or requirements to make changes to the operations of the Company, a Company Research Program or the Company Products that have not been complied with and, if not complied with, would reasonably be expected to result in a material effect that is adverse to the Company’s or any of its subsidiaries’ ability to continue with the planned activities at that manufacturing site, and, to the knowledge of the Company, neither the FDA nor any Governmental Entity is considering such action. To the knowledge of the Company, no vigilance report or adverse event report is under investigation by any Governmental Entity with respect to any Company Products, the Company or its subsidiaries.

(c) All activities (including, without limitation, clinical trials and any studies, tests, and other preclinical activities the results of which have been or will be submitted to a Governmental Entity (such as the FDA or its counterparts worldwide), but excluding clinical trials conducted or being conducted by Parent or Parent’s subsidiaries) conducted by the Company in connection with any Company Product or Company Research Program, and, to

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the Company’s knowledge, all such activities conducted by third persons on behalf of the Company, which activities are required or purported to be conducted under statutory or regulatory “good practices” applicable to biopharmaceutical companies (e.g., Good Laboratory Practices, Good Clinical Practices and Good Manufacturing Practices), have been conducted in compliance in all material respects with the required experimental protocols required by applicable Institutional Review Boards, applicable Health Care Laws, and other applicable Legal Requirements.

(d) Neither the Company nor any of its subsidiaries has received any notices, correspondence or other communication in respect of the Company, any subsidiary, or any Company Product from the FDA or any other Governmental Entity requiring the termination or suspension of any clinical trials of any Company Product, or any clinical trials conducted by, or on behalf of, the Company or any of its subsidiaries and, to the knowledge of the Company, neither the FDA nor any other Governmental Entity is considering such action. Neither the Company nor any of its subsidiaries has received notification from a Governmental Entity of the rejection of data obtained from any clinical trials conducted by, or at the request of, the Company with respect to any Company Products, which data was submitted to the Governmental Entity and which was necessary to obtain regulatory approval of a particular Company Product or to move such Company Product to the next phase of clinical development.

(e) The manufacture of the Company Products by or, to the knowledge of the Company, on behalf of, the Company or any of its subsidiaries (other than by Parent or Parent’s subsidiaries) is being conducted in compliance in all material respects with all applicable Health Care Laws and other applicable Legal Requirements, including the FDA’s Good Manufacturing Practices at 21 CFR §§210-211 and applicable guidelines for products sold or used for clinical trials in the United States, and the respective counterparts thereof promulgated by Governmental Entities in countries outside the United States.

(f) Neither the Company nor any of its subsidiaries is the subject of any pending or, to the knowledge of the Company, threatened investigation in respect of the Company by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto. Neither the Company nor any of its subsidiaries has committed any act,

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made any statement, or failed to make any statement, in each case in respect of the Company or a subsidiary and that would provide a basis for the FDA to invoke its policy with respect to “Fraud, Untrue Statements of Material Facts, Bribery and Illegal Gratuities” and any amendments thereto. Neither the Company nor any of its subsidiaries nor any of their respective officers or, to the knowledge of the Company after reasonable inquiry by the Company of its Employees (other than Consultants) on or about the date of hire for each such Employee, its Employees (other than Consultants) has been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) similar applicable Legal Requirement. The Company and its subsidiaries have implemented reasonable practices (consistent with prevailing industry standards) to determine whether any of its Employees (other than Consultants who are not Significant Consultants) have been convicted of any crime or engaged in any conduct that could result in a debarment or exclusion (i) under 21 U.S.C. Section 335a, or (ii) similar applicable Legal Requirement. To the knowledge of the Company, no debarment or exclusionary claims, actions, proceedings or investigations in respect of the Company or any of its subsidiaries is pending or threatened against the Company, any of its subsidiaries or any of their respective officers, employees or agents. For purposes of this Agreement, a “Significant Consultant” is a Consultant (as defined in Section 2.13(a)(iv)) who (i) has responsibility for a function that is regulated by Health Care Laws (as opposed to advising a regular Company employee who has such responsibility) or (ii) devotes more than eighty (80) hours per month for three or more months, in each case performing functions for the Company or its subsidiaries.

(g) The Company has delivered or made available to Parent true and complete copies of all data, studies, results, and other information set forth in Section 2.8(g) of the Company Disclosure Letter. Such information provided or made available by the Company fairly represents all of the material ongoing research and development of the Company Products and Company Research Programs (as defined in Section 2.19), and, to the knowledge of the Company, there is no scientific information, data or results in the Company’s possession or control that have not been provided to Parent that a reasonable scientist would conclude is necessary to accurately assess or value such program or project.

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(h) As of the date of this Agreement, the Company has in its control the amounts of each Company Product set forth in Section 2.8(g) of the Company Disclosure Letter (including TNX 355, TNX 650, TNX 234, and any other anti-CD4 product), in the form described therein (whether filled containers, drug product, bulk drug substance or otherwise) (“Product Inventory”). All such Product Inventory has stability sufficient (and, where applicable, approved by applicable Governmental Entities) such that it will not expire prior to use in the study or research for which it was manufactured, and all such Product Inventory has been manufactured and stored in accordance with Good Manufacturing Practices and applicable Health Care Laws.

(i) Where data with respect to a particular Company Product or a product candidate being studied in a Company Research Program has been provided to Parent (a) the underlying Company Product or product candidate is in Company’s possession and control as of the date hereof, along with any cell lines, reagents or other materials necessary to produce that Company Product or product candidate in its current form, and (b) the Company has in its possession and control the reagents and other materials required to reproduce the experiments that generated the data provided to Parent, except to the extent such reagents or other materials are readily commercially available and are identified as such.

2.9 SEC Filings; Financial Statements.

(a) Since January 1, 2004, the Company has filed or furnished each form, report, document, schedule, registration statement and definitive proxy statement with the SEC required to be filed or furnished by the Company with the SEC under the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act, as then in effect (the “Company SEC Reports”). The Company SEC Reports (i) were filed or furnished on a timely basis, (ii) were prepared in accordance with the requirements of the Securities Act or the Exchange Act and the rules and regulations of the SEC then in effect, as the case may be, and (iii) did not at the time they were filed or furnished (and if amended or superseded by a filing prior to the date of this Agreement, then on the date of such amended or superseding filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Company’s subsidiaries is required to file or furnish any reports or other documents with the SEC.

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(b) Each set of consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports (the “Financial Statements”) (including any Company SEC Report filed after the date of this Agreement): (i) complied and will comply as to form in all material respects with the published rules and regulations of the SEC with respect thereto in effect at the time of such filing; (ii) was and will be prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, may not contain footnotes as permitted by Form 10-Q or Form 8-K) and fairly presented and will fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries at the respective dates thereof and the consolidated results of the Company’s and its subsidiaries’ operations and cash flows for the periods indicated. Except as reflected in the Financial Statements, neither the Company nor any of its subsidiaries is a party to any material off-balance sheet arrangement (as defined in Item 303 of Regulation S-K promulgated under the Securities Act (“Regulation S-K”)). All reserves that are set forth in or reflected in the Interim Balance Sheet (as defined below) have been established in accordance with GAAP consistently applied. At June 30, 2006 (the “Interim Balance Sheet Date”), there were no material loss contingencies (as such term is used in Statement of Financial Accounting Standards No. 5 (“Statement No. 5”) issued by the Financial Accounting Standards Board in March 1975) that are not adequately provided for in the balance sheet as of the Interim Balance Sheet Date (the “Interim Balance Sheet”) as required by Statement No. 5. The Company has not had any dispute with any of its auditors regarding accounting matters or policies during any of its past three full fiscal years or during the current fiscal year-to-date. The books and records of the Company and each of its subsidiaries have been, and are being maintained in all material respects in accordance with applicable legal and accounting requirements.

(c) To the Company’s knowledge, no fact, event or circumstance currently exists that will prevent any material amount of the cash, investments or securities represented by the line items “Cash and cash equivalents” and “Short-term investments” on the face of the Company’s Condensed Consolidated Balance Sheet included in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2006 (collectively, the “Closing Cash Items”) from being available as cash in the United States and the

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repatriation to the Company of any such cash held outside of the United States will not result in the imposition of any material United States or foreign Tax Liability.

(d) Section 2.9(d) of the Company Disclosure Letter sets forth the Company’s forecasted expenses for Tanox West for the Company’s fiscal year 2006 as of the date hereof (the “Forecast”). The Company prepared the Forecast in good faith.

(e) The Company has previously furnished to Parent a complete and correct copy of any amendments or modifications, which have not yet been filed with the SEC but which are required to be filed, to agreements, documents or other instruments which previously had been filed by the Company with the SEC pursuant to the Securities Act or the Exchange Act.

(f) The Company has established and maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act) that are reasonably designed to ensure that material information (both financial and non-financial) relating to the Company and its subsidiaries required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to the Company’s principal executive officer and principal financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the principal executive officer and the principal financial officer of the Company required by Section 302 of the Sarbanes-Oxley Act of 2002 (“SOX”) with respect to such reports. For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in SOX.

(g) The Company and each of its subsidiaries has established and maintains, adheres to and enforces a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Exchange Act) which is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and SEC rules and regulations (including the Financial Statements), including policies and procedures that (i) require the maintenance of

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records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company and its subsidiaries, (ii) provide reasonable assurance that material information relating to the Company and its subsidiaries is promptly made known to the officers responsible for establishing and maintaining the system of internal controls; (iii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company and its subsidiaries are being made only in accordance with appropriate authorizations of management and the Board; (iv) provide reasonable assurance that access to assets is permitted only in accordance with management’s general or specific authorization; (v) provide reasonable assurance that the reporting of assets is compared with existing assets at regular intervals and appropriate action is taken with respect to any differences; (vi) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company and its subsidiaries; and (vii) provide reasonable assurance that any “significant deficiencies” or “material weaknesses” (as such terms are defined in Auditing Standard No. 2, promulgated by the Public Company Accounting Oversight Board, (“AS-2”) in the design or operation of internal controls which are reasonably likely to materially and adversely affect the ability to record, process, summarize and report financial information, and any fraud, whether or not material, that involves the Company’s management or other Employees (other than Consultants who are not Significant Consultants) who have a role in the preparation of financial statements or the internal controls used by the Company and its subsidiaries, are adequately and promptly disclosed to the Company’s independent auditors and the audit committee of the Board. There (i) are no significant deficiencies or material weaknesses in the system of internal control over financial reporting used by the Company and its subsidiaries, (ii) is no fraud, whether or not material, that involves the Company’s management or other Employees (other than Consultants who are not Significant Consultants) who have a role in the preparation of financial statements or the internal control over financial reporting used by the Company and its subsidiaries or (iii) is no claim or allegation regarding any of the foregoing. Section 2.9(g) of the Company Disclosure Letter summarizes each “control deficiency” (as defined in AS-2) identified by the Company’s independent auditors since January 1, 2004 through the date of this Agreement and not disclosed in the Company SEC Reports.

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(h) Each of the principal executive officer of the Company and the principal financial officer of the Company (or each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Sections 302 and 906 of SOX and the rules and regulations promulgated thereunder with respect to the Company SEC Reports. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended December 31, 2005, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) and attestation report concluding the Company maintained effective internal control over financial reporting as of December 31, 2005. Since December 31, 2005 and through the date hereof, to the knowledge of the Company, no events, facts or circumstances have occurred, or exist, such that management would not be able to complete its assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended December 31, 2006, and conclude, after such assessment, that such controls were effective.

(i) To the Company’s knowledge, Ernst & Young LLP, which has expressed its opinion with respect to the financial statements of the Company and its subsidiaries as of December 31, 2005, December 31, 2004 and December 31, 2003 and for each of the fiscal years in the three fiscal year period ended December 31, 2005 included in the Company SEC Reports (including the related notes), is “independent” with respect to the Company and each of its subsidiaries within the meaning of Regulation S-X since the appointment of Ernst & Young LLP in that capacity. The Company is in compliance with the applicable criteria for continued listing of the Company Common Stock on Nasdaq and has not since January 1, 2004 received any written notice from Nasdaq asserting any non-compliance with such rules and regulations.

(j) The Company has timely responded to all comment letters of the staff of the SEC relating to the Company SEC Reports, and the SEC has not advised the Company that any final responses are inadequate, insufficient or otherwise non-responsive. The Company has made available to Parent true, correct and complete copies of all correspondence between the SEC, on the one hand, and the Company and any of its subsidiaries, on the other, since January 1,

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2004, including all SEC comment letters and responses to such comment letters by or on behalf of the Company. To the Company’s knowledge, none of the Company SEC Reports is the subject of ongoing SEC review or outstanding SEC comment.

(k) No attorney representing the Company or any of its subsidiaries, whether or not employed by the Company or any of its subsidiaries, or Employee has reported to the Board or any committee thereof or to any director or officer of the Company evidence of a material violation of securities laws, breach of fiduciary duty, fraudulent conduct (whether or not material) or similar violation by an Employee or agent (while acting in that capacity).

2.10 No Undisclosed Liabilities. Neither the Company nor any of its subsidiaries has any liability, indebtedness, obligation, deficiency, guaranty or endorsement of any type (whether absolute, accrued, contingent, direct, indirect, or otherwise) (collectively, “Liabilities”) of a nature required to be disclosed on a balance sheet or in the related notes to the consolidated financial statements prepared in accordance with GAAP and which are, individually or in the aggregate with such other items, material to the business, assets, financial condition, results of operations or cash flows of the Company and its subsidiaries taken as a whole, except (i) Liabilities reflected or reserved in the Interim Balance Sheet, (ii) Liabilities incurred since the Interim Balance Sheet Date in the ordinary course of business consistent with past practices, (iii) Liabilities incurred since the Interim Balance Sheet date which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Company, or (iii) Liabilities permitted under Section 4.1 hereof or otherwise reasonably incurred in connection with the Company’s performance of its obligations hereunder.

2.11 Absence of Certain Changes or Events. From the Interim Balance Sheet Date through the date hereof, there has not been, occurred or arisen: (a) any event or condition of any character that has had or would be reasonably expected to have a Material Adverse Effect on the Company; (b) any declaration, setting aside or payment of any dividend on, or other distribution (whether in cash, stock or property) in respect of, any of the Company’s or any of its subsidiaries’ capital stock, or any purchase, redemption or other acquisition by the Company of any of the Company’s capital stock or any other securities of the Company or its subsidiaries or any options, warrants, calls or rights to acquire any such shares or

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other securities, except for repurchases from Employees following their termination pursuant to the terms of stock option or purchase agreements existing as of the Interim Balance Sheet Date; (c) any split, combination or reclassification of any of the Company’s or any of its subsidiaries’ capital stock; (d) any granting by the Company or any of its subsidiaries of any increase in compensation or fringe benefits to any Employee (other than Consultants who are not Significant Consultants) or any payment by the Company or any of its subsidiaries of any bonus or any entry by the Company or one of its subsidiaries into any Contract (or amendment of an existing Contract) to grant or provide severance, acceleration of vesting, termination pay or other similar benefits; (e) the execution of any employment Contract or service Contract, the extension of the term of any existing employment Contract or service Contract with any Employee, or any entry or other modification by the Company or any of its subsidiaries of any employment, severance, termination or indemnification Contract or any Contract the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company of the nature contemplated hereby; (f) entry by the Company or any of its subsidiaries into (i) any licensing or other Contract providing for the use, acquisition or disposition of any Intellectual Property (as defined in Section 2.19 hereof) other than (A) licenses of commercially available third party software applications for internal use by the Company or otherwise in the Company’s ordinary course of business consistent with past practice and (B) confidentiality agreements in the ordinary course of business consistent with past practice, or (ii) any amendment or consent with respect to any material licensing or other Contract providing for the use, acquisition or disposition of any Intellectual Property, other than confidentiality agreements in the ordinary course of business consistent with past practice; (g) any change by the Company in its accounting methods, principles or practices (including any change in depreciation or amortization policies or rates or revenue recognition policies), except as required by concurrent changes in GAAP; (h) any revaluation by the Company of any of its assets, including writing off promissory notes or accounts receivable, or any sale of assets of the Company; (i) entry by the Company or any of its subsidiaries into any Contract (other than the Voting Agreements) filed or required to be filed by the Company with the SEC; (j) the incurrence, creation or assumption of any material Encumbrance (other than a Permitted Encumbrance) or any discharge of any material Encumbrance, any material Liability for borrowed money or any material Liability or obligation as guaranty or surety with respect to the obligations of others who are not wholly-owned subsidiaries of the Company, (k) any purchase, offer to purchase, sale, offer to sell, option to purchase or sell, agreement to transfer any interest in, or any lease, right to use, sublease or other occupancy, of any Company Real Estate (as defined in Section 2.15(a)) by the Company or its subsidiaries; and (l) any announcement of or any agreement by the Company, any of its subsidiaries, or any Employee on behalf of the Company, to do any of the things described in the preceding clauses (a) through (k) (other than negotiations or agreements with Parent and Merger Sub regarding the Transactions).

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2.12 Absence of Litigation. Except as would not result in a material Liability, there are no claims, actions, charges, investigations or other proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or any of the executive officers or directors of the Company or any of its subsidiaries before any Governmental Entity or otherwise (each, an “Action”). No investigation or review by any Governmental Entity is pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries, or any of their respective properties or any of the executive officers or directors of the Company or any of its subsidiaries, nor has any Governmental Entity indicated to the Company an intention to conduct the same. The Company has provided or made available to Parent true, correct and complete copies of all complaints regarding the litigation referred to in Section 2.12 of the Company Disclosure Letter and has made available to Parent true, correct and complete copies of all pleadings, motions and non-privileged written correspondence regarding the litigation referred to in Section 2.12 of the Company Disclosure Letter. There has not been since January 1, 2000, nor are there currently any internal investigations being conducted by the Company, the Board (or any committee thereof) or any third party at the request of any of the foregoing concerning any financial, accounting, auditing, Tax, conflict of interest, illegal activity, fraudulent or deceptive conduct or other misfeasance or malfeasance issues with respect to the Company or any of its subsidiaries.

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2.13 Employee Benefit Plans.

(a) Definitions. Except as otherwise provided for herein, for purposes of this Agreement, the following terms shall have the meanings set forth below:

(i) “COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and as codified in Section 4980B of the Code and Section 601 et. seq. of ERISA;

(ii) “Code” shall mean the Internal Revenue Code of 1986, as amended;

(iii) “Company Employee Plan” shall mean any Employee Plan, including all International Employee Plans;

(iv) “Consultant” shall mean any current or former independent contractor or leased employee who is (i) a natural person or (ii) a staffing agency or other entity that leases or otherwise supplies employees to third persons on a consulting, contract or project basis;

(v) “DOL” shall mean the U.S. Department of Labor;

(vi) “Employee” shall mean any current or former or retired employee, officer, Consultant or director of the Company or any ERISA Affiliate;

(vii) “Employment Agreement” shall mean each management, employment, severance, change of control, retention, consulting (with a Consultant), relocation, repatriation, expatriation, visas, work permit or other agreement, contract or understanding, written or otherwise, between the Company or any ERISA Affiliate and any Employee under which the Company has current or future obligations;

(viii) “Employee Plan” shall mean any plan, program, policy, practice, Contract or other arrangement, providing for compensation, severance, termination pay, deferred compensation, performance awards, bonuses, stock or stock-related awards or purchases, fringe benefits, loans, or other employee benefits or remuneration of any kind, whether written or unwritten,

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funded or unfunded, including each “employee benefit plan,” within the meaning of Section 3(3) of ERISA which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliate for the benefit of any Employee, and with respect to which the Company or any ERISA Affiliate has or may have any Liability, including all International Employee Plans;

(ix) “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended;

(x) “ERISA Affiliate” shall mean any other person or entity under common control with the Company within the meaning of Section 414(b), (c), (m) or (o) of the Code and the regulations issued thereunder;

(xi) “FMLA” shall mean the Family and Medical Leave Act of 1993, as amended;

(xii) International Employee Plan” shall mean each Employee Plan that has been adopted or maintained by the Company or any ERISA Affiliate pursuant to the laws of any country outside the United States, whether informally or formally, or with respect to which the Company or any ERISA Affiliate will or may have any Liability, for the benefit of Employees who perform services outside the United States;

(xiii) “IRS” shall mean the U.S. Internal Revenue Service;

(xiv) “Multiemployer Plan” shall mean any “Pension Plan” (as defined below) which is a “multiemployer plan,” as defined in Section 3(37) of ERISA;

(xv) “Pension Plan” shall mean each Company Employee Plan which is an “employee pension benefit plan,” within the meaning of Section 3(2) of ERISA.

(b) Schedule. Section 2.13(b) of the Company Disclosure Letter contains an accurate and complete list of each Company Employee Plan, and each Employment Agreement existing as of the date of this Agreement. Neither the Company nor any ERISA Affiliate has any plan or commitment to

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establish any new Company Employee Plan or Employment Agreement, to modify any Company Employee Plan or Employment Agreement (except to the extent required by applicable Legal Requirements, in each case as previously disclosed to Parent in writing, or as required by this Agreement), or to adopt or enter into any Company Employee Plan or Employment Agreement.

(c) Documents. The Company has provided or made available to Parent correct and complete copies of: (i) all material documents embodying each Company Employee Plan and each Employment Agreement including all amendments thereto and all related trust documents; (ii) the most recent annual actuarial valuations and annual and periodic accounting, if any, prepared for each Company Employee Plan; (iii) the three (3) most recent annual reports (Form Series 5500 and all schedules and financial statements attached thereto), if any, required under ERISA or the Code in connection with each Company Employee Plan; (iv) the most recent summary plan description together with the summary(ies) of material modifications thereto, if any, required under ERISA with respect to each Company Employee Plan; (v) the most recent IRS determination or opinion letter issued with respect to each Company Employee Plan, if applicable, and all applications and correspondence to or from the IRS or the DOL with respect to any such application or letter; (vi) all communications material to any Employee or Employees relating to any Company Employee Plan and any proposed Company Employee Plans, in each case, relating to any amendments, terminations, establishments, increases or decreases in benefits, acceleration of payments or vesting schedules or other events which would result in any material Liability to the Company; (vii) all correspondence to or from any Governmental Entity relating to any Company Employee Plan; (viii) all COBRA forms and related notices (or such forms and notices as required under comparable law); (ix) the three (3) most recent plan years discrimination tests for each Company Employee Plan, where applicable; (x) all material written agreements and contracts relating to each Company Employee Plan, including administrative service agreements and group insurance contracts and group annuity contracts; and (xi) all registration statements, annual reports (Form 11-K and all attachments thereto, if applicable to be filed) and prospectuses prepared in connection with each Company Employee Plan, as applicable.

(d) Employee Plan Compliance. Company and its ERISA Affiliates have performed, in all material respects, all obligations required to be performed by them under, are not in material default or violation of, and neither

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Company nor its ERISA Affiliates have any knowledge of any material default or violation by any other party to, any Company Employee Plan, and each Company Employee Plan has been established and maintained in all material respects (i) in accordance with its terms and (ii) in compliance with all applicable laws, statutes, orders, rules and regulations, including but not limited to ERISA and the Code. Any Company Employee Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code (i) has either applied for, prior to the expiration of the requisite period under applicable U.S. Department of the Treasury (“Treasury”) Regulations or IRS pronouncements, or obtained a favorable determination, notification, advisory and/or opinion letter, as applicable, as to its qualified status from the IRS, and (ii) incorporates or has been amended to incorporate all provisions required to comply with the Tax Reform Act of 1986 and subsequent legislation. For each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code, there has been no event, condition or circumstance that has adversely affected or would reasonably be expected to adversely affect the qualified status of such Company Employee Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 and 407 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan. There are no Actions pending or, to Company’s or any ERISA Affiliates’ knowledge, threatened (other than routine claims for benefits) against any Company Employee Plan or against the assets of any Company Employee Plan. Each Company Employee Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, and the act of amending, terminating or discontinuing any Company Employee Plan will not result in any Liability to Parent, Company or any of its ERISA Affiliates (other than routine administration expenses incurred with respect to any such amendment, termination or discontinuance). There are no audits, inquiries or proceedings pending or to Company’s or any of its ERISA Affiliates’ knowledge threatened by the IRS, DOL, or any other Governmental Entity with respect to any Company Employee Plan. Neither Company nor any ERISA Affiliate is subject to any penalty or Tax with respect to any Company Employee Plan under Section 502(i) of ERISA or Sections 4975 through 4980 of the Code. The Company and its ERISA Affiliates have, in all material respects, each timely made all contributions and other payments required by and due under the terms of each Company Employee Plan.

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(e) No Pension or Funded Welfare Plans. Neither the Company nor any ERISA Affiliate has ever maintained, established, sponsored, participated in, or contributed to, or could have any obligation to, any (i) Pension Plan which is subject to Title IV of ERISA or Section 412 of the Code, or (ii) “funded welfare plan” within the meaning of Section 419 of the Code. Neither the Company nor any Company subsidiary or ERISA Affiliate has incurred or expects to incur any Liability under Title IV of ERISA or Section 412 of the Code. No Company Employee Plan provides health benefits that are not fully insured through an insurance contract.

(f) Collectively Bargained, Multiemployer and Multiple Employer Plans. At no time has the Company or any ERISA Affiliate contributed to or been obligated to contribute to any Multiemployer Plan. Neither the Company, nor any affiliate has at any time ever maintained, established, sponsored, participated in, or contributed to any multiple employer plan, or to any plan described in Section 413 of the Code.

(g) Deferred Compensation Compliance. The Company does not have a Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code).

(h) Executive Loans. Neither the Company nor any ERISA Affiliate has violated the provisions of Section 402 of SOX applicable to loans to key executives, and the execution of this Agreement and the consummation of the transactions contemplated hereby will not, to the knowledge of the Company, cause such a violation of such provisions of Section 402 of SOX.

(i) Fair Market Value. No Company Stock Option or other right to acquire Company Common Stock or other equity of the Company (i) has an exercise price that has been or may be determined to be less than the fair market value of the underlying equity as of the date such Company Stock Option or other equity right was granted, (ii) has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such Company Stock Options or other equity rights, or (iii) has been granted after December 31, 2004, with respect to any class of stock of the Company that is not “service recipient stock” (within the meaning of applicable regulations under Section 409A).

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(j) Plan Contributions. With respect to the Company Employee Plans, there are no benefit or funding obligations for which contributions have not been made or properly accrued to the extent required by GAAP or will not be offset by insurance. The assets of each Company Employee Plan which is fully funded are reported at their fair market value in the books and records of such Company Plan, the applicable related trust as indicated on the Financial Statements and, if applicable, on Forms 5500, and/or the Company and its subsidiaries.

(k) No Post-Employment Obligations. No Company Employee Plan provides, or reflects or represents any Liability to provide retiree insurance or other retiree benefits to any person for any reason, except as may be required by COBRA or other applicable statute, and the Company has never represented, promised or contracted (whether in oral or written form) to any Employee (either individually or to Employees as a group) or any other person that such Employee(s) or other person would be provided with retiree insurance or other benefits, except to the extent required by applicable Legal Requirements.

(l) Effect of Transaction.

(i) The execution of this Agreement and the consummation of the Transactions or any termination of employment or service in connection therewith will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any Company Employee Plan, Employment Agreement, trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee other than accrued payments.

(ii) No payment or benefit could give rise, directly or indirectly, to the payment of any amount that could reasonably be expected to be (i) non-deductible to Company under Section 280G of the Code, (ii) characterized as a “parachute payment” within the meaning of Section 280G of the Code or (iii) subject to the excise Tax under Section 4999 of the Code. The Company is not a party to or bound by any Tax indemnity agreement or any other agreement that will require Parent or the Surviving Corporation to “gross-up” or otherwise compensate any Employee because of the imposition of any excise Tax. Section 2.13(l)(ii) of the Company Disclosure Letter lists as of the date of this

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Agreement each person who the Company reasonably believes is, with respect to the Company, any Company subsidiary and/or any ERISA affiliate, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder).

(m) Employment Matters. The Company: (i) is in compliance in all material respects with all applicable foreign, federal, state and local laws, rules, regulations and ordinances respecting employment, employment practices, terms and conditions of employment, discrimination in employment, worker classification, wages, benefits, hours, working conditions and occupational safety and health and employment practices, in each case, with respect to Employees; (ii) has, in all material respects, withheld and reported all amounts required by Legal Requirements or by agreement to be withheld and reported with respect to wages, benefits, salaries and other payments to Employees (excluding Consultants); (iii) is not liable for any material arrears of wages, salaries, commissions, bonuses, benefits or other compensation due or any Taxes or any penalty for failure to comply with any of the foregoing; and (iv) is not liable for any payment to any trust or other fund governed by or maintained by or on behalf of any governmental authority, with respect to unemployment compensation benefits, social security or other retiree benefits, or other benefits or obligations for Employees (excluding Consultants) (other than routine payments to be made in the normal course of business and consistent with past practice). There are no pending or reasonably anticipated or, to the knowledge of the Company, threatened Actions, audits or administrative matters against the Company or any ERISA Affiliate relating to any Employee, Employee Agreement, or Company Employee Plan, or under any workers’ compensation policy or long-term disability policy. The employment or services of each of the Employees located in the United States is terminable at the will of the Company or its ERISA Affiliates and any such termination would result in no Liability to the Company or to any ERISA Affiliate. Neither the Company nor any ERISA Affiliate has direct or indirect material Liability with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any worker leased from another employer.

(n) Labor. No work stoppage or labor strike against the Company is pending or reasonably anticipated or, to the knowledge of the Company, threatened. The Company does not know of any current activities or proceedings of any labor union to organize any Employees (excluding

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Consultants) or of any such activities or proceedings within the preceding three (3) years. There are no Actions, audits, administrative matters, labor disputes or grievances pending, or, to the knowledge of the Company, threatened or reasonably anticipated relating to any wage, benefit, medical or family leave, labor, safety or discrimination matters involving any Employee, including charges of wage and/or hour violations, unfair labor practices, discrimination, or wrongful termination complaints. Neither the Company nor any ERISA Affiliate is party to a current conciliation agreement, consent decree, or other agreement or order with any federal, state, or local agency or Governmental Entity with regard to employment practices. Neither the Company nor any ERISA Affiliate has engaged in any unfair labor practices within the meaning of the National Labor Relations Act. The Company is not presently, nor has it been in the past, a party to, or bound by, any collective bargaining agreement or union contract with respect to Employees, no collective bargaining agreement is being negotiated by the Company or any of its subsidiaries and neither the Company or any of its subsidiaries has any duty to bargain with any labor organization.

(o) International Employee Plan. Each International Employee Plan has been established, maintained and administered in compliance with its terms and conditions and with the requirements prescribed by any and all statutory or regulatory laws that are applicable to such International Employee Plan. Furthermore, no International Employee Plan has unfunded liabilities, that as of the Effective Time, will not be offset by insurance or fully accrued. Except as required by applicable Legal Requirements, no condition exists that would prevent the Company or Parent from terminating or amending any International Employee Plan at any time for any reason without Liability to the Company or its affiliates (other than ordinary administration expenses or routine claims for benefits). Each International Employee Plan has obtained from the Governmental Entity having jurisdiction with respect to such International Employee Plan any required determinations, if any, that such International Employee Plan is in compliance with the laws of the relevant jurisdiction if such determinations are required in order to give effect to such International Employee Plan.

(p) WARN Act. The Company and any ERISA Affiliate have complied with the Workers Adjustment and Retraining Notification Act of 1988, as amended (“WARN Act”) and all similar state or local laws, including applicable provisions of state or local law. All Liabilities relating to the employment, termination or employee benefits of any former Employees

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(excluding Consultants) previously terminated by the Company or an affiliate including all termination pay, severance pay or other amounts in connection with the WARN Act and all similar state laws, have been paid, and no terminations prior to the Closing Date shall result in unsatisfied Liability under WARN or any similar state or local law.

(q) Employee Information. The Company and each of its subsidiaries has made available to Parent a true, correct and complete list of the names of all current officers, directors, and employees of the Company and each subsidiary showing each such person’s name, position, date of hire, work location, and each such person’s annualized salary and target commission (as applicable), status as exempt/non-exempt, status as full-/part-time, target bonus(es) and fringe benefits for the current fiscal year and the most recently completed fiscal year. The Company and each of its subsidiaries has made available to Parent the following additional information for each of its current international employees: city/country of employment; citizenship; date of hire; manager’s name and work location; date of birth; any material special circumstances; and whether the employee was recruited from a previous employer.

(r) True and Correct Copies. In addition to the documents referred to in Section 2.13(c) above, the Company and each of its subsidiaries has made available to Parent true, correct and complete copies of each of the following: (i) all affirmative action plans; (ii) all forms of offer letters currently in use; (iii) all forms of employment agreements and severance agreements for current Employees (excluding Consultants); (iv) all forms of consultant and/or independent contractor agreements currently in effect, (v) all forms of confidentiality, non-disclosure, non-solicitation, non-competition or inventions agreements between Employees and the Company or any of its subsidiaries currently in use for such matters (and a true, correct and complete list of current Employees not subject thereto); (vi) any agreements that deviate in any material respect from forms described in (i) through (v) above; (vi) all current management organization chart(s); (vii) all current, in force agreements and/or insurance policies providing for the indemnification of any officers or directors of the Company or any of its subsidiaries; (viii) summary of the Company’s current standard severance policy and any policy in existence or effect during the immediately preceding twelve (12) months; (ix) summary of outstanding Liability for termination payments and benefits to Employees; and (x) a schedule of bonus commitments made to Employees.

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2.14 Proxy Statement. The proxy statement to be sent to the stockholders of the Company in connection with the Stockholders’ Meeting (as hereinafter defined) (such proxy statement, as amended or supplemented, being referred to herein as the “Proxy Statement”), shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it was made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies, if any, for the Stockholders’ Meeting which shall have become false or misleading. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any of Parent’s or Merger Sub’s representatives in writing for inclusion in the Proxy Statement. The Proxy Statement shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

2.15 Title to Property.

(a) Section 2.15(a) of the Company Disclosure Letter sets forth a complete and accurate list as of the date of this Agreement of all real property owned by the Company or any of its subsidiaries, or in which the Company or any of its subsidiaries has an ownership interest, including, without limitation, any rights, contracts or options to acquire real property other than the Leased Real Estate defined below (the “Owned Real Estate”).

(b) Section 2.15(b) of the Company Disclosure Letter sets forth a list of all real property currently leased, subleased by or from the Company or any of its subsidiaries or otherwise used or occupied by the Company or any of its subsidiaries (the “Leased Real Estate” and together with the Owned Real Estate, the “Company Real Estate”), the name of the lessor, sublessor, master lessor and/or lessee, the date and term of the lease, sublease or other occupancy right and each amendment thereto, the aggregate annual rental payable thereunder, the

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size of the Leased Real Estate and a description of renewal options contained in such lease. The Company has provided or made available to Parent true, correct and complete copies of all leases, lease guaranties, subleases, agreements for the leasing, use or occupancy of, or otherwise granting a right in or relating to the Leased Real Estate, including all amendments, terminations and modifications thereof (the “Real Estate Leases”). All such Real Estate Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to bankruptcy, insolvency, reorganization, moratorium and similar state and federal laws affecting the rights of creditors generally and equitable limitations, and there is not, under any such leases, any existing material breach, default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) of the Company or any of its subsidiaries, or to the Company’s knowledge, of any other party thereto.

(c) To the knowledge of the Company, neither the operations of the Company nor any of its subsidiaries on the Company Real Estate nor such Company Real Estate, violate in any material respect any Legal Requirement or Company Permit relating to the particular property or such operations. The Company or its subsidiaries currently occupies all of the Company Real Estate for the operation of its business and there are no other parties occupying, or with a right to occupy, the Company Real Estate. Section 2.15(c)(i) of the Company Disclosure Letter sets forth a list of all leasehold improvements to real property and improvements and other capital equipment used or held for use by the Company and its subsidiaries in their business operations as of September 30, 2006. Such list includes pertinent information related to property, plant and equipment (including leasehold improvements) such as asset identification, location, acquisition date, original cost, accumulated depreciation and net book value.

(d) To the knowledge of the Company, the covenants, conditions, rights-of-way, easements and similar restrictions affecting all or any portion of the Company Real Estate (the “Exceptions to Title”) do not, in each case, materially impair the ability to use any such Company Real Estate in the operation of the businesses of the Company or its subsidiaries as presently conducted, and no material default or breach exists thereunder by the Company or any of its subsidiaries.

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(e) To the knowledge of the Company, there are no requirements (including any Legal Requirements) imposed on the Owned Real Estate that require the Company or any of its subsidiaries to construct or pay for the cost of construction of any off-site improvements or pay any other impact fee.

(f) Neither the Company, nor any subsidiary of the Company has received any written notice from any insurance company of any material defects or inadequacies in any Company Real Estate or any part thereof which could materially and adversely affect the insurability of such property or the premiums for the insurance thereof, nor has any written notice been given by any insurer of any such property requesting the performance of any repairs, alterations or other work with which substantial compliance has not been made.

(g) The Company has received no written notice with respect to pending, and, to the knowledge of the Company, there are no threatened, condemnation or eminent domain actions or proceedings, or any special assessments or other activities of any public or quasi-public body that would materially adversely affect the Company Real Estate for use in the operations of its business as currently conducted.

(h) The Company and each of its subsidiaries has good and indefeasible title to all Owned Real Estate, or, in the case of leased properties and assets, valid leasehold interests in or other valid contractual rights of use with respect to, all of its other properties and assets, used or held for use in its business, free and clear of all Encumbrances except for the Exceptions to Title and indebtedness that is reflected on the Interim Balance Sheet and (i) Encumbrances for Taxes (as herein defined) not yet due and payable, (ii) statutory Encumbrances which arise in the ordinary course of business, are not material in amount and do not materially impair the Company’s or its subsidiaries’ ownership or use of such properties and assets, (iii) liens securing indebtedness that are reflected on the Interim Balance Sheet or (iv) with respect to Owned Real Estate, minor imperfections of title, if any, and land use laws which do not materially impair the use, occupancy or value of the Company’s or its subsidiaries’ ownership of the Owned Real Estate for its current purpose (each of (i) through (iv), a “Permitted Encumbrance”).

(i) To the knowledge of the Company, all the Company Real Estate and material equipment of the Company and its subsidiaries, are in good

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operating condition and repair, in all material respects (subject to ordinary wear and tear), free from material defects which would adversely affect their use in the conduct of the business as currently conducted, and are otherwise suitable for the conduct of business as currently conducted.

2.16 Taxes.

(a) Definition of Taxes. For the purposes of this Agreement, “Tax” or “Taxes,” means (i) any and all federal, state, local and foreign taxes, assessments and other governmental charges, duties and impositions, including taxes based upon or measured by gross receipts, income, profits, sales, use and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, together with all interest, penalties and additions imposed with respect to such amounts; (ii) any Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any period; and (iii) any Liability for the payment of any amounts of the type described in clause (i) or (ii) as a result of any express or implied obligation to indemnify any other person or as a result of any obligations under any agreements or arrangements with any other person with respect to such amounts and including any Liability for taxes of a predecessor entity.

(b) Tax Returns and Audits.

(i) The Company and each of its subsidiaries have timely filed all federal, state, local and foreign returns, forms, estimates, information statements and reports (“Returns”) relating to Taxes required to be filed by the Company and each of its subsidiaries with any Tax authority, except such Returns which are not, individually or in the aggregate, material to the Company (“Company Returns”). The Company and each of its subsidiaries have paid all Taxes shown to be due on such Company Returns. All Company Returns were complete and accurate in all material respects and have been prepared in substantial compliance with all applicable Legal Requirements. The Company’s net operating losses and other Tax attributes are accurately reflected on the Company Returns and, to the knowledge of the Company, are not currently subject to any limitation under Sections 382 or 383 of the Code. The Company has made available to Parent correct and complete copies of all Company Returns, examination reports, closing agreements and statements of deficiencies assessed against or agreed to by the Company or any of its subsidiaries.

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(ii) Neither the Company nor any of its subsidiaries is delinquent in the payment of any material Tax nor is there any material Tax deficiency outstanding, proposed or assessed against the Company or any of its subsidiaries, nor has the Company or any of its subsidiaries executed any unexpired waiver of any statute of limitations on or extension of any the period for the assessment or collection of any Tax.

(iii) No audit, or pending audit of, or other examination of any Company Return by any Tax authority is presently in progress, nor has the Company or any of its subsidiaries been notified of any request for such an audit or other examination.

(iv) No adjustment relating to any Company Returns has been proposed in writing, formally or informally, by any Tax authority to the Company or any of its subsidiaries or any representative thereof.

(v) Neither the Company nor any of its subsidiaries has any Liability for any material unpaid Taxes (whether or not shown to be due on any Company Return) which has not been accrued for or reserved on the Company’s Interim Balance Sheet in accordance with GAAP, whether asserted or unasserted, whether or not shown on any Company Return, contingent or otherwise, other than any Liability for unpaid Taxes that may have accrued since the Interim Balance Sheet Date in connection with the operation of the business of the Company and its subsidiaries in the ordinary course. There are no claims for Taxes being asserted against the Company or any of its subsidiaries that have resulted in, and there are no, Encumbrances with respect to Taxes on any of the assets of the Company or any of its subsidiaries, other than Encumbrances which are not, individually or in the aggregate, material, or customary Encumbrances for Taxes not yet due and payable.

(vi) There is no Contract, plan or arrangement to which the Company or any of its subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, covering any Employee (other than a Consultant who is not a Significant Consultant) that, individually or collectively, would reasonably be expected to give rise to the payment of any amount that would not be deductible pursuant to Sections 280G,

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404 or 162(m) of the Code or that would give rise to a penalty under Section 409A of the Code. There is no Contract, plan or arrangement to which the Company or any of its subsidiaries is a party or by which it is bound to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code.

(vii) Neither the Company nor any of its subsidiaries is party to or has any obligation under any Tax-sharing, Tax indemnity or Tax allocation agreement or arrangement, nor does the Company or any of its subsidiaries have any Liability or potential Liability to another party under any such agreement or arrangement. Neither the Company nor any of its subsidiaries has ever been a member of a group filing a consolidated, unitary, combined or similar Return (other than such Company Returns which include only the Company and any of its subsidiaries) under any federal, state, local or foreign law. Neither the Company nor any of its subsidiaries is party to any joint venture, partnership or other arrangement that could be treated as a partnership for federal and applicable state, local or foreign Tax purposes.

(viii) None of the Company’s or its subsidiaries’ assets are Tax exempt use property within the meaning of Section 168(h) of the Code.

(ix) Neither the Company nor any of its subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code (x) in the two years prior to the date of this Agreement or (y) in a distribution which could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

(x) Neither the Company nor any of its subsidiaries has consummated, has participated in, or is currently participating in any transaction which was or is a “Tax shelter,” “listed transaction” or “reportable transaction” as defined in Sections 6662, 6662A, 6011, 6012, 6111 or 6707A of the Code or the Treasury Regulations promulgated thereunder, including, but not limited to, transactions identified by the IRS by notice, regulation or other form of published guidance as set forth in Treasury Regulation Section 1.6011-4(b)(2).

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(xi) Each of the Company and each of its subsidiaries has in its possession official foreign government receipts for any Taxes paid by it to any foreign Tax authorities.

(xii) The Company has made available to the Parent all documentation relating to any Tax holidays or incentives applicable to itself or its subsidiaries. The Company and its subsidiaries are in compliance with the requirements for any such Tax holidays or incentives.

(xiii) Neither the Company nor any of its subsidiaries is or has ever been a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(xiv) The Company and each of its subsidiaries has complied (and until the Effective Time will comply) in all material respects with all applicable Legal Requirements relating to the payment and withholding of Taxes (including withholding of Taxes pursuant to Sections 1441, 1442, 1445 and 1446 of the Code or similar provisions under any foreign law), has, in all material respects within the time and in the manner prescribed by law, withheld from the wages or compensation of Employees (other than Consultants) and paid over to the proper Governmental Entities (or is properly holding for such timely payment) all amounts required to be so withheld and paid over under all applicable Legal Requirements, including federal and state income Taxes, Federal Insurance Contribution Act, Medicare Federal Unemployment Tax Act, relevant state income and employment Tax withholding laws, and has in all material respects timely filed all withholding Returns required to be filed.

2.17 Environmental Matters.

(a) Hazardous Material. No underground storage tanks, nor to the knowledge of the Company, any sumps, vaults, clarifiers, wells or septic systems are present, in, on, under or about any property, including the land and the improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned, nor to the Company’s knowledge, on any property leased by the Company or any of its subsidiaries (all owned and leased facilities collectively referred to as the “Company Business Facilities”). Except as would not be reasonably expected to result in material Liability to the Company or its subsidiaries, no Hazardous Materials (as defined below) are present, in, on, under or about any property, including the land and the

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improvements, ground water and surface water thereof, that the Company or any of its subsidiaries has at any time owned or on any property leased by the Company or any of its subsidiaries. For purposes of this Section 2.17, “Environmental and Safety Laws” shall mean any applicable foreign, federal, state or local laws, ordinances, codes, regulations, rules, policies, directives, requirements, treaties, and orders and all other permits, approvals, clearances, consents and conditions associated therewith, which prohibit, regulate or control any Hazardous Material or that are intended to assure the protection of the environment, health or safety of Employees, workers or other persons, including the public. For the purposes of this Agreement, “Hazardous Materials” shall mean any material or substance that is prohibited or regulated by Environmental and Safety Laws or that has been designated by any Governmental Entity to be radioactive, toxic, hazardous, or otherwise a danger to health, reproduction or the environment, including PCBs, asbestos, petroleum, mold, and urea formaldehyde.

(b) Hazardous Materials Activities. Except in compliance in all material respects with all Environmental and Safety Laws and in a manner that would not reasonably be expected to result in a material Liability to the Company, neither the Company nor any of its subsidiaries has transported, transferred, recycled, treated, manufactured, distributed, stored, used, disposed of, released or exposed its Employees or others to Hazardous Materials or, to the knowledge of the Company, any product containing a Hazardous Material or any product manufactured with Ozone depleting substances (collectively “Hazardous Materials Activities”). The Hazardous Materials Activities of the Company prior to the Closing have not resulted in the exposure of any person to a Hazardous Material in a manner which has caused or could reasonably be expected to cause an adverse health effect to any such person.

(c) Environmental Liabilities; Compliance with Environmental and Safety Laws. No action, proceeding, revocation proceeding, amendment procedure, writ or injunction is pending, nor, to the Company’s knowledge, threatened by any Governmental Entity against the Company or any of its subsidiaries concerning any Company Environmental Permit, Hazardous Material or any Hazardous Materials Activity of the Company or any of its subsidiaries. The Company has no knowledge of any fact or circumstance which could reasonably be expected to involve the Company or any of its subsidiaries in any environmental litigation or impose upon the Company any material environmental Liability. Except as would not reasonably be expected to result in a material

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Liability to the Company, (i) neither the Company nor any of its subsidiaries has received any notice (verbal or written) of any past or present noncompliance of its operations, facilities, buildings or improvements located on any Company Business Facility with Environmental and Safety Laws, (ii) no notices, administrative actions or suits are pending or, to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any such property relating to an actual or alleged violation of any Environmental and Safety Laws, (iii) neither the Company nor any of its subsidiaries is a potentially responsible party under the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. Section 9601 et seq. (“CERCLA”), or any analogous state, local or foreign laws arising out of events occurring prior to the Closing Date, and (iv) the operations, facilities, buildings or improvements located on any Company Business Facility have complied in all material respects with all Environmental and Safety Laws.

(d) Environmental Indemnities. Neither the Company nor any of its subsidiaries have entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental and Safety Laws, or the Hazardous Materials Activities of the Company, any of its subsidiaries or any other individual or entity.

(e) Decommissioning. The Company does not have any material Liabilities with respect to decommissioning associated with any use of or equipment using radioactive materials.

(f) Reports and Records. The Company has delivered or made available to Parent all environmental audits and environmental assessments of any facility that is in the possession or control of the Company or any of its subsidiaries.

2.18 Brokers; Third Party Expenses. Except for fees payable to Credit Suisse Securities (USA) LLC pursuant to an engagement letter between the Company and Credit Suisse Securities (USA) LLC dated as of January 31, 2006, a correct and complete copy of which has been provided to Parent, neither the Company nor any of its subsidiaries or affiliates has incurred, nor will it incur, directly or indirectly, any Liability for brokerage or finders fees or agent’s commissions or any similar charges in connection with this Agreement or the

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Transactions, and Parent will not incur any such Liability, either directly or indirectly, as a result of this Agreement or the Merger as a result of any Contract entered by the Company, any of its subsidiaries or affiliates or any of their respective directors, officers, employees, stockholders or agents. An itemized good faith estimate as of the date of this Agreement of the fees and expenses that may be payable to any investment banker, broker, advisor or similar party, and any accountant, legal counsel or other person retained by the Company in connection with this Agreement or the Transactions contemplated hereby, including the expenses of investment bank referenced above, is set forth on Section 2.18 of the Company Disclosure Letter, including a list of all Contracts with such persons that involve the payment by the Company or any of its subsidiaries of fees that are based on anything other than “time and materials” (which shall include a summary of the terms under which such fees are earned and become payable).

2.19 Intellectual Property.

(a) Definitions. For all purposes of this Agreement, the following terms shall have the following respective meanings:

“Company Intellectual Property” shall mean (i) any and all Company-Owned Intellectual Property and/or (ii) any and all Company-Controlled Intellectual Property used or otherwise exploited by the Company or any of its subsidiaries in the Conduct of the Business of the Company, including in either of the foregoing (i) or (ii) any Intellectual Property covering anti-IgE products.

For purposes of this Section 2.19 and Section 2.20, “Conduct of the Business of the Company” shall mean (i) the conduct of the Company Research Programs and/or (ii) the research, discovery, development, manufacture or use of Company Products and/or (iii) the grant of license rights (including any option or other contingent right to obtain such rights) under Intellectual Property to third persons, in the case of clauses (i) and (ii), (a) as conducted on or before the date of this Agreement and/or (b) as conducted during from the date hereof to immediately prior to the Closing.

“Company-Controlled Intellectual Property” shall mean any and all Intellectual Property to which the Company or any of its subsidiaries has valid rights granted by a third person to use or otherwise exploit

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for the application(s) for which such Intellectual Property is used or otherwise exploited in the Conduct of the Business of the Company, in each case other than Company-Owned Intellectual Property.

“Company-Owned Intellectual Property” shall mean any and all Intellectual Property that is owned by the Company or any of its subsidiaries (whether solely or jointly with any third person).

“Company Products” shall mean any and all products or service offerings of the Company or any of its subsidiaries that are the subject of the any of the following (whether by the Company or any of its subsidiaries or third person on behalf or under authority of or in cooperation with the Company or any of its subsidiaries) (A) an IND (as defined in 21 C.F.R. §312.3) filed with the United States FDA (or counterpart thereof filed with any ex-U.S. regulatory authority), or (B) other testing in human subjects in clinical studies anywhere in the world.

“Company Research Programs” shall mean any and all of the Company’s or its subsidiaries’ research programs ongoing immediately prior to the date of this Agreement in one or more specific therapeutic areas (i.e., immune-mediated diseases, infectious disease, inflammation and cancer) or one or more specific biological pathways or targets (regardless of whether the expected product is an agonist, antagonist or otherwise modulates the pathway or target which have been identified by Company to Parent (specifically, such programs that are related or directed to IL13, CD4, Tissue Factor, Factor D or Complement C5a)).

“Company Registered Intellectual Property” shall mean all Registered Intellectual Property owned (in whole or part) by the Company or any of its subsidiaries.

“Intellectual Property” shall mean any or all of the following and all rights (whether common law, statutory or otherwise) in, arising out of, or associated therewith existing anywhere in the world: (1) United States and foreign patents, inventor’s certificates and utility models (including any substitutions, extensions, confirmations, reissues, divisions, re-examinations, renewals and extensions thereof) and any and all applications (including any utility, continuation, divisional, substitution, continuations-in-part, provisional, reissue, or reexamination application) and registrations therefor, and equivalent or

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similar rights anywhere in the world in inventions and discoveries (“Patents”); (2) copyrights and any and all applications and registrations therefor; (3) domain names, uniform resource locators and other names and locators associated with the Internet, and any and all applications or registrations therefor (“Domain Names”); (4) trade names, logos, business symbols, trade dress, assumed names, fictitious names, corporate names, certification marks, collective marks, d/b/a’s, trademarks and service marks, (in each case together with any and all related goodwill) and any and all applications and registrations therefor (“Trademarks”); (5) all rights in databases and data collections; (6) all inventions (whether or not patentable), trade secrets, and other confidential information including technology, know how, data, processes, schematics, business methods, formulae, drawings, prototypes, models, designs, compositions of matter, techniques, improvements, methods (including manufacturing methods), clinical and regulatory strategies, formulations, manufacturing data and processes specifications, manuals, research and development/clinical proposals and customer and supplier lists and other industry information, and all documentation relating to any of the foregoing (“Trade Secrets and Confidential Information”), in each case to the extent recognized as intellectual property under applicable law.

“IP Contracts” shall mean all Contracts to which the Company or any of its subsidiaries is a party and pursuant to which (1) Company-Owned Intellectual Property or Company-Controlled Intellectual Property is licensed (including by way of any sublicense, grant of an option or other future contingent right, covenant of non-assertion or covenant not to sue) or otherwise transferred (including as a result of assignment, novation or otherwise, provided that a non-disclosure or confidentiality agreement, without more, shall not be considered a “transfer”) to any third person, (2) any third person has licensed (including any sublicense) or otherwise transferred to the Company any rights under Intellectual Property used or otherwise exploited in the Conduct of the Business of the Company or (3) Company has an option or right to obtain a non-exclusive or exclusive license to or other transfer of Intellectual Property of a third person, or a third person has an option or right to obtain a non-exclusive or exclusive license to or other transfer of Company Intellectual Property.

“Registered Intellectual Property” shall mean Intellectual Property that is duly registered with or issued by an appropriate Governmental Entity of which the rights conveyed by the registration or issuance are in effect as of the date hereof, and any application filed with an appropriate Governmental Entity for registration or issuance.

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(b) Representations.

(i) Company Intellectual Property.

(1) Company Products and Company Research Programs. Section 2.19(b)(i)(1) of the Company Disclosure Letter contains a complete and accurate list of all Company Products and all Company Research Programs.

(2) Company Registered Intellectual Property.

a) Section 2.19(b)(i)(2) of the Company Disclosure Letter contains a complete and accurate list of all Company Registered Intellectual Property and lists, where applicable, (I) the jurisdictions in which each such item of Company Registered Intellectual Property has been issued or registered, or in which an application for registration or issuance is pending, (II) whether such Registered Intellectual Property is owned solely by Company or jointly with third persons, and (III) current actions for each Company Registered Intellectual Property that, to the knowledge of the Company, must be taken within ten (10) months after October 1, 2006 for the purposes of obtaining, maintaining, perfecting, preserving or renewing any Company Registered Intellectual Property to the maximum extent legally available, including the payment of any registration, maintenance, annuity or renewal fees, or the filing of any responses to formality requirements or office actions to avoid any derogation of rights under the Company Registered Intellectual Property, including preserving maximal patent term adjustment rights.

b) Section 2.19(b)(i)(2) of the Company Disclosure Letter contains a complete and accurate list by jurisdiction of any litigation, opposition, reexamination, interference proceeding, nullity action, reissue proceeding, cancellation, objection, claim or other equivalent proceeding or action pending, asserted or threatened against the Company or its subsidiaries with respect to the ownership, validity, registerability, enforceability, infringement or use of, or right to license, any Company Registered Intellectual Property. To the knowledge of the Company, no valid basis for any such litigation, opposition, reexamination, interference proceeding, nullity action, reissue proceeding, cancellation, objection, claim or other equivalent proceeding or action exists.

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(3) IP Contracts. Neither the Company nor any of its subsidiaries is a party to or is bound by any IP Contracts that meet any of the following descriptions, except to the extent those IP Contracts are listed in Section 2.19(b)(i)(3) of the Company Disclosure Letter and are identified thereon using the categories below, in each case listing (i) the person(s) with whom such IP Contract is made, (ii) the date thereof, and (iii) the Company Product or Company Research Program to which such IP Contract applies, if applicable:

a) material transfer agreements under which the Company or any of its subsidiaries has received or has a right to receive information or materials related to actual or potential pharmaceutical products, biological pathways, disease states, research tools, or other scientific or medical information;

b) pursuant to which the Company or any of its subsidiaries has granted a third person the right to practice any Company Intellectual Property, except for rights to conduct internal research for a limited period of time or rights under a material transfer agreement where the Company owns any resulting inventions or intellectual property;

c) pursuant to which the Company or any of its subsidiaries has obtained any Intellectual Property (or has obtained any option to obtain any Intellectual Property or license thereto) required or used for research, discovery, development, manufacture, use, import, sale, offer for sale or other exploitation of any Company Product or for engaging in any Company Research Program;

d) pursuant to which the Company or any of its subsidiaries has granted any exclusive rights (or an option to obtain exclusive rights) to any third person under any Company Intellectual Property;

e) pursuant to which the Company or any of its subsidiaries is engaging in scientific research or other activities that are likely to create Intellectual Property, where that Intellectual Property is not solely owned by the Company or any of its subsidiaries, except where the research or other activities have been completed and, to the knowledge of the Company, no Intellectual Property was created;

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f) pursuant to which the Company or any of its subsidiaries is obligated to pay any royalty, milestones, or other similar payments, including but not limited to profit sharing, manufacturing or similar payments (i) that are contingent on the occurrence of future events or (ii) that vary with the amount of any Company Product produced, sold or otherwise exploited;

g) pursuant to which a third person is obligated to pay to the Company or any of its subsidiaries any royalty, milestones, or make any other payments that are contingent on the occurrence of future events or that vary with the amount of product produced, sold or otherwise exploited (including sharing of profits).

In addition, Section 2.19(b)(i)(3) of the Company Disclosure Letter contains the Company’s and its subsidiaries’ current forms of the following (where “current” includes any of the following used by the Company or any of its subsidiaries during the 12-month period prior to the date of this Agreement): employment agreement, nondisclosure agreement, assignment of invention agreement or similar Contracts relating to the protection, ownership, development, use or transfer of Company Intellectual Property (collectively, “IPR Form Agreements”).

(ii) Validity. To the knowledge of the Company, the Company has materially complied with all the requirements of each applicable Governmental Entity (including the United States Patent and Trademark Office and foreign counterparts thereof) with respect to the filing and prosecution of the Company Registered Intellectual Property, including timely payment of all required fees and filing of all documents, recordations and certificates to such Governmental Entity. Neither the Company nor any of its subsidiaries has received written notice from a third person of or has obtained an opinion of counsel addressing and the Company has no knowledge of any (i) prior art or prior public uses, sales, offers for sale or disclosures which would invalidate any Company Registered Intellectual Property (in whole or in part) or (ii) conduct the result of which would render the Company Registered Intellectual Property (in whole or in part) invalid or unenforceable.

(iii) Ownership.

(1) To the knowledge of the Company no Company Intellectual Property, Company Research Program or Company Product is subject to, and the Company and its subsidiaries are not a party to, any proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that (i) restricts or may restrict in any manner the use, transfer or licensing thereof by the Company or any of its subsidiaries or may adversely affect the validity, use or enforceability of such Company Intellectual Property, or (ii) restricts or may restrict the Conduct of the Business of the Company in order to accommodate Intellectual Property rights of any third person.

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(2) To the knowledge of the Company (I) all Company-Owned Intellectual Property is fully transferable, alienable or licensable by Surviving Corporation without restriction and without payment of any kind to any person and (II) except as otherwise set forth in the respective IP Contract, all of the Company’s rights in Company-Controlled Intellectual Property are fully transferable, alienable or licensable by Surviving Corporation without restriction and without payment of any kind to any person.

(3) To the knowledge of the Company, the Company or its subsidiaries owns, and has good and exclusive title to, each item of Company-Owned Intellectual Property free and clear of any Encumbrance, except for any Encumbrance which would not reasonably be expected to have a material negative impact on (A) the Conduct of the Business of the Company, (B) the value or use of any material Company Intellectual Property or (C) the sale, offer for sale, importation or other commercial exploitation of any Company Product anywhere in the world. Without limiting the foregoing, to the knowledge of the Company: (i) the Company or a subsidiary of the Company is the exclusive owner of all registrations obtained by the Company for Trademarks that are used to designate the source or origin of the Company Products; and (ii) the Company or a subsidiary of the Company owns exclusively, and has good title to, or has the right to use, all copyrighted works that are embodied in any Company Product.

(4) To the knowledge of the Company, no person other than the Company or its subsidiaries has ownership rights or license rights granted by the Company or its subsidiaries to improvements made by or for the Company or its subsidiaries to any Company Intellectual Property, Company Product, or subject of any Company Research Program.

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(5) To the knowledge of the Company, except where Patents claiming or covering the composition of matter of any pharmaceutically or biologically active ingredient incorporated into any Company Product is licensed or acquired from a third person, the Company or its subsidiaries has filed applications for one or more Patents claiming or covering patentable compositions of matter, in each case with respect to Company Products that are as of the date of this Agreement, the subject of an IND (or equivalent), or the subject of a clinical trial or other study involving human subjects.

(6) To the knowledge of the Company, within the twelve (12) months immediately prior to the date hereof, neither the Company nor any of its subsidiaries has (i) transferred ownership of, or granted any exclusive license of or exclusive right to use, Company Intellectual Property, to any third person, or (ii) permitted the Company’s rights in any Company Intellectual Property to lapse or enter the public domain, except to the extent such failure would not adversely affect the Conduct of the Business of the Company.

(7) To the knowledge of the Company, in each case in which the Company or any of its subsidiaries has acquired sole ownership of any Intellectual Property from any person, the Company or such subsidiary has obtained a valid and enforceable assignment sufficient to irrevocably transfer all rights in and to all such Intellectual Property and the associated rights therein (including the right to seek future damages with respect thereto) and has recorded each assignment of Registered Intellectual Property assigned to the Company or such subsidiary with the relevant Governmental Entity.

(8) To the knowledge of the Company, no employee, independent contractor or agent of the Company or any of its subsidiaries, past or present, is in material default or breach of any term relating to the protection, ownership, development, use or transfer of Company-Owned Intellectual Property in any Employment Agreement, nondisclosure agreement, assignment of invention agreement or similar Contracts. To the knowledge of the Company, all employees of, consultants to or vendors of the Company or any of its subsidiaries with permitted access to Trade Secrets and Confidential Information of the Company or any of its subsidiaries that are used in Conduct of the Business of the Company are a party to written Contracts under which, among other things, each such employee, consultant or vendor is obligated to maintain the confidentiality of such Trade Secrets and Confidential Information and, in the

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case of employees and consultants of the Company or any of its subsidiaries, assign to the Company or its subsidiary all Intellectual Property created by such employee or consultant in the scope of employment or consultancy with the Company or its subsidiaries. To the knowledge of the Company, none of the Company’s nor its subsidiaries’ current employees is the owner of any Patent for any device, process, design or invention of any kind that is now used or needed by the Company or any of its subsidiaries in the Conduct of the Business of the Company and was conceived during the course of his or her employment with the Company, which Patent has not been assigned or licensed to the Company or its subsidiary. To the knowledge of the Company, all Company-Owned Intellectual Property developed under Contract to the Company or its subsidiaries have been assigned to the Company or its subsidiary or are contractually obligated to be assigned. To the knowledge of the Company, the Company’s and its subsidiaries’ employees’ performance of their employment activities does not violate such employees’ contractual obligations to any third person.

(iv) Non-Infringement.

(1) Neither the Company nor its subsidiaries has received a written notice from any third person alleging, or an opinion of counsel directed to, and the Company has no knowledge that, the Conduct of the Business of the Company or the manufacture, use, sale, offer for sale importation or other commercial exploitation, if occurring as of the date hereof, of any Company Product in its current form, infringes, without reference to any research or development exemption therefrom or misappropriates any Intellectual Property of any third person or constitutes unfair competition or trade practices under the laws of any jurisdiction.

(2) To the knowledge of the Company, all Intellectual Property incorporated into or embodied in any Company Product was developed solely by either (A) employees of the Company acting within the scope of their employment or (B) by third persons who have licensed to the Company or validly assigned or are under an obligation to assign all of their rights in or to such Intellectual Property to the Company. To the extent any such Intellectual Property comprises Company Registered Intellectual Property, the Company or its subsidiaries, to the knowledge of the Company, has recorded each such assignment with the relevant Governmental Entity.

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(3) Neither the Company nor any of its subsidiaries have entered into any Contract that may require it to reimburse, defend, hold harmless or indemnify any third person with respect to Liabilities arising out of the infringement or misappropriation of any Intellectual Property, except to the extent those Contracts are listed in Section 2.19(b)(iv)(3) of the Company Disclosure Letter.

(v) IP Contracts.

(1) To the knowledge of the Company, all of the IP Contracts listed in Section 2.19(b)(i)(3) of the Company Disclosure Letter are in full force and effect.

(2) To the knowledge of the Company, the consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any IP Contract. Following the Effective Time, Surviving Corporation will be permitted to exercise all of the Company’s rights under all IP Contracts (including, without limitation, the right to receive royalties), to the same extent the Company would have been able to had the transactions contemplated by this Agreement not occurred and without being required to pay any additional amounts or consideration other than fees, royalties or payments which the Company would otherwise be required to pay had such transactions contemplated hereby not occurred.

(3) Neither this Agreement nor the transactions contemplated by this Agreement, will result in (A) Surviving Corporation granting to any third person any right in any Intellectual Property, or (B) Surviving Corporation being obligated to pay any royalties or other amounts to any third person in excess of those payable by Company prior to the Closing.

(vi) Sufficiency of Intellectual Property. To the knowledge of the Company as of the date hereof, the Company Intellectual Property constitutes (A) the Intellectual Property that is currently used or otherwise exploited by the Company in the Conduct of the Business of the Company and (B) the Intellectual Property that would be necessary for the manufacture, use, sale, offer for sale, importation or other commercial exploitation of any Company Product in its current form, if such manufacture, use, sale, offer for sale, importation or other commercial exploitation were occurring as of the date hereof.

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(vii) Government Rights. To the knowledge of the Company, no government funding, facilities of a university, college, other educational institution or research center or funding from third persons was used in the development of any Company–Owned Intellectual Property that is material to the Conduct of the Business of the Company and would result in any march-in rights, ownership rights or any future obligation by the Company to make any payment or grant any license.

(viii) Third-Party Infringement. To the knowledge of the Company, no person has infringed or misappropriated, or is infringing or misappropriating, any Company-Owned Intellectual Property in a manner that would be expected to adversely affect the Conduct of the Business of the Company or the sale, offer for sale, importation or other commercial exploitation of any Company Product.

(ix) Trade Secret Protection. To the knowledge of the Company, the Company and its subsidiaries have taken all reasonable and customary steps to protect the rights of the Company and its subsidiaries in their Trade Secrets and Confidential Information, and any Trade Secrets and Confidential Information of third persons provided to the Company under an obligation of confidentiality.

(x) Maintenance of Invention Materials. To the knowledge of the Company, the Company and its subsidiaries have maintained and secured (or cause to be maintained and secured) all documentation and other materials (including signed, dated and witnessed laboratory notebooks) necessary or appropriate to establish conception, reduction to practice or other matters of inventorship (including timing thereof) or ownership with respect to Company-Owned Intellectual Property in accordance with practices standard and customary in the biopharmaceutical industry.

2.20 Contracts.

(a) Except for Contracts between the Company or its subsidiaries on the one hand and Parent or a subsidiary of Parent on the other hand, neither the Company nor any of its subsidiaries is a party to or is bound by

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any of the following Contracts as of the date of this Agreement, except to the extent those Contracts are listed in Section 2.20(a) of the Company Disclosure Letter and are identified thereon using the numbering below, in each case listing (i) the person(s) with whom such Contract is made and (ii) the date thereof:

(i) any employment or consulting Contract with any officer or director, or any Employee (excluding offer letters for “at-will” Employees) or any other type of Contract (whether or not such Contract is an Employment Agreement, as defined in Section 2.13(a)(vi)) with any Employee that is not terminable within thirty (30) days by the Company without Liability to the Company or Parent, including any Contract requiring it to make or accelerate a payment to any Employee on account of the Merger, any Transaction or any Contract that is entered into in connection with this Agreement;

(ii) any Contract or plan, including any stock option plan, stock appreciation right plan or stock purchase plan (A) relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any shares of Company Common Stock or any other securities of the Company or any of its subsidiaries or any options, warrants, convertible notes or other rights to purchase or otherwise acquire any such shares of stock, other securities or options, warrants or other rights therefor, except for the Company Stock Plans, or (B) any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Transactions or the value of any of the benefits of which will be calculated on the basis of any of the Transactions;

(iii) any Contract requiring the Company to engage in ongoing research or development, which obligations extend beyond January 1, 2007 and are not terminable by the Company (with or without penalty) on less than ninety (90) days prior notice;

(iv) any Contract (whether non-compete or otherwise) containing provisions which have or would reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its subsidiaries (including engaging in research and development or the development or commercialization of any Company Product), any acquisition of property (tangible or intangible) by the Company or any of its subsidiaries, any other conduct of business by the Company or any of its subsidiaries, or otherwise limiting the freedom of the Company or any of its subsidiaries to engage in any

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line of business in any geographical area or to compete with any person. Without limiting the generality of the foregoing, neither the Company nor any of its subsidiaries has entered into any Contract under which the Company or any of its subsidiaries is prohibited or impaired from engaging in any areas of research or development or from the licensing, manufacturing, selling or distributing any Company Intellectual Property or exploiting any Technology of the Company;

(v) any Contract under which the Company has granted or is obligated to grant any person any “opt-in” rights, exclusive rights, rights of refusal or similar rights;

(vi) any Contract under which the Company is obliged to enter into any further agreement or license, under which the Company is obligated to accept or use manufacturing (including cell culture, bulk manufacturing or fill and finish) capacity or to pay for manufacturing capacity not used or accepted, or under which the Company has any material “take or pay” commitment;

(vii) any Contract relating to the disposition by the Company or any of its subsidiaries of a material amount of assets not in the ordinary course of business, or pursuant to which the Company or its subsidiaries has acquired a business or entity, or material assets of a person (other than purchases in the ordinary course of business that are customarily effected on a purchase order basis), whether by way of merger, consolidation, purchase of stock, purchase of assets, exclusive license or otherwise, or any Contract pursuant to which the Company or any of its subsidiaries has any material ownership interest in any person other than the Company’s subsidiaries;

(viii) any Contract currently in force under which the Company or any of its subsidiaries has continuing obligations to provide to a third person information about any Company Research Program or any other scientific or clinical data produced by the Company, including research, characterization, manufacturing, clinical, pre-clinical or other information and including information regarding the Company’s planned research and development activities;

(ix) any joint venture Contract, collaboration Contract or any other Contract that involves a sharing of revenues, profits, cash flows, expenses (including development expenses) or losses with other persons;

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(x) any Contract requiring the Company or any of its subsidiaries to undertake a clinical trial (or to have a third person undertake a clinical trial on the Company’s or its subsidiaries’ behalf) of an existing Company Product or the subject of a Company Research Program;

(xi) any Contract that authorizes any third person to sell, offer for sale, market or otherwise distribute any Company Products or results of any Company Research Programs;

(xii) any mortgages, indentures, guarantees, promissory notes, loans or credit agreements, security Contracts or other Contracts or instruments relating to the borrowing of money or extension of credit, or any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

(xiii) any settlement or litigation “standstill” Contract;

(xiv) any Contract of guarantee, support, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other person;

(xv) any Contract (including open purchase orders) under which the Company has a commitment to purchase goods, capital equipment, services or other items in excess of $50,000 for any Contract or series of Contracts;

(xvi) any Contract (i) pursuant to which any third person is required to make payments to the Company in excess of $20,000 per annum, (ii) pursuant to which the Company or any of its subsidiaries is obligated to pay any royalty or similar payments, including but not limited to profit sharing or similar payments, or (iii) pursuant to which the Company or any of its subsidiaries is obligated to pay any milestone payment or similar payment, including any payment of a pre-determined amount in excess of $100,000, which payment is contingent on the occurrence of a future event, but excluding any fee-for-service Contract;

(xvii) any Contract pursuant to which the Company or any of its subsidiaries is a lessor or lessee of any equipment or other fixed assets,

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including machinery, equipment, motor vehicles, office furniture, fixtures or other personal property involving payments in excess of $20,000 per annum or involving any manufacturing equipment with a value in excess of $10,000;

(xviii) any Contract with any person with whom the Company or any of its subsidiaries does not deal at arm’s length;

(xix) any Contract with any investment banker, broker, advisor or similar party, or any accountant, legal counsel or other person retained by the Company, in connection with this Agreement and the Transactions;

(xx) any Contract with any Governmental Entity (a “Government Contract”) or any material federal, state, county, local or foreign governmental consent, license, permit, grant, or other authorization of a Governmental Entity (excluding Company Permits) that is required for the operation in all material respects of the Company’s or any of its subsidiaries’ businesses;

(xxi) any Contract entitling a third person (other than an Employee) to a commission or “finder’s fee” payable by the Company or any of its subsidiaries; or

(xxii) any Contract not otherwise disclosed in Section 2.20 of the Company Disclosure Letter (i) under which the consequences of a default could reasonably be expected to be material to the Company, (ii) that is of the nature required to be filed by Company as an exhibit to an Annual Report on Form 10-K under the Exchange Act; (iii) involving in excess of $100,000 being paid by or to the Company over the term thereof, or (iv) that is otherwise material to the Company or any of its subsidiaries or their respective businesses, operations, properties, assets, financial condition, results of operations or cash flows; any such Contract listed or required to be listed in Section 2.19(b)(iii) or Section 2.20(a) of the Company Disclosure Letter being a “Company Contract”.

(b) Neither the Company nor any of its subsidiaries, nor, to the Company’s knowledge, any other person that is a party to a Company Contract, is in breach, violation or default under, and neither the Company nor any of its subsidiaries has received notice that it has breached, violated or defaulted under, any of the material terms or conditions of any Company Contract. The Company or the applicable Company subsidiary is entitled to all benefits under any

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Company Contract. Each of the Company Contracts is in full force and effect, and has not been amended in any material respect, except to the extent that such amendment is described in Section 2.20(a) of the Company Disclosure Letter. Except as noted in Section 2.20(b), the Company has delivered or made available to Parent or its representatives true, correct and complete copies of each of the Company Contracts required to be listed in Section 2.20(a) of the Company Disclosure Letter; provided that, to the extent that third party confidentiality restrictions expressly prohibit disclosure of such Company Contract to Parent, Section 2.20(b) of the Company Disclosure Letter sets forth a description of the subject matter of each such Company Contract and a general indication of the nature of the rights and obligations granted thereunder. The Company is not a party to any Government Contract (other than Company Permits).

2.21 Product Liability. The Company has made available to Parent a true and correct list of all serious adverse events reported to the Company in connection with clinical trials of any Company Product (other than Xolair). The Company has never made payments in respect of a product liability matter that relates to the administration of substances to humans. There is no current product liability claim made against the Company or its subsidiaries.

2.22 Insurance. Section 2.22 of the Company Disclosure Letter lists all insurance policies (including fire and casualty, general liability, director & officer liability, business interruption, product liability and sprinkler and water damage insurance policies) and/or fidelity bonds covering the assets, business, equipment, properties, operations, and Employees of the Company (collectively, the “Insurance Policies”) and includes for each such Insurance Policy, the amount of the annual premium and the maximum coverage amounts per incident and per year. The Company and each of its subsidiaries have made available to Parent true, correct and complete copies of all Insurance Policies. There is no claim by the Company or any of its subsidiaries pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies or bonds. All premiums due and payable under all such Insurance Policies have been paid, and the Company and each of its subsidiaries, as the case may be, is otherwise in material compliance with the terms of such Insurance Policies. The Company has not made any untrue statement about itself or its business in any application for insurance. All Insurance Policies remain in full force and effect, and neither the Company nor any of its subsidiaries has knowledge of any threatened termination of, or premium increase with respect to, any such Insurance Policies.

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2.23 Opinion of Financial Advisor. The Board has received the opinion of Credit Suisse Securities (USA) LLC, to the effect that, as of the date of this Agreement, the Per Share Merger Consideration is fair, from a financial point of view, to the stockholders of Company Common Stock. A copy of the written opinion delivered by Credit Suisse Securities (USA) LLC shall be delivered to Parent following the signing of this Agreement.

2.24 Board Approval. The full Board, by resolutions duly adopted (and not thereafter modified or rescinded) as of the date of this Agreement, has unanimously (a) approved this Agreement and the Merger and determined that this Agreement and the Merger are advisable and fair to, and in the best interests of, the Company and its stockholders, (b) approved, subject to stockholder approval of this Agreement, the Transactions, and (c) directed that adoption of this Agreement be submitted to the Company stockholders for consideration and recommended that the stockholders of the Company adopt this Agreement.

2.25 Rights Agreement. The Company has taken all action so that (i) Parent shall not be an “Acquiring Person” under the Rights Agreement for so long as this Agreement is in effect and (ii) the entering into of this Agreement and the Merger and the other transactions contemplated hereby will not result in the grant of any rights to any person under the Rights Agreement or enable or require the Rights (as defined therein) to be exercised, distributed or triggered as a result thereof. The Rights Agreement shall terminate in accordance with its terms and be of no further force or effect at the Effective Time.

2.26 State Takeover Statutes. The Board has approved the Merger, this Agreement and the Company Voting Agreements and taken all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of this Agreement and the Company Voting Agreements and the Transactions and the transactions contemplated by the Company Voting Agreements, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203). No other state takeover statute or similar statute or regulation or anti-takeover provision in the Company Charter Documents applies to, purports to apply or at the Effective Time will be applicable to the Merger, this Agreement and the Company Voting Agreements or the Transactions and the transactions contemplated by the Company Voting Agreements.

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2.27 Interested Party Transactions. Except as set forth in the Company SEC Reports, since the date of the Company’s last proxy statement filed with the SEC, no event has occurred that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC. Section 2.27 of the Company Disclosure Letter identifies each person who is an “affiliate” (as that term is used in Rule 145 promulgated under the Securities Act) of the Company as of the date hereof.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

AND MERGER SUB

Parent and Merger Sub hereby jointly and severally represent and warrant to the Company, as follows:

3.1 Corporate Organization. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not prevent or materially delay consummation of the Transactions, or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.

3.2 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, and to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement, or to consummate the Transactions (other than, with respect to the Merger, the filing of the Certificate of Merger as required by Delaware Law). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and,

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assuming the due authorization, execution and delivery by the Company, constitutes a legal and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Legal Requirements affecting the rights of creditors generally and the availability of equitable remedies (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.3 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Parent’s or Merger Sub’s Certificate of Incorporation or Bylaws, each as amended to date, (ii) subject to compliance with the requirements set forth in Section 3.3(b) hereof, conflict with or violate any Legal Requirements applicable to Parent, or (iii) conflict with or violate, result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair Parent’s rights under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Encumbrance on any of the properties or assets of Parent pursuant to any Contract to which Parent is a party or by which Parent or its properties are bound or affected, except to the extent such conflict, violation, breach, default, impairment or other effect could not in the case of clause (ii) or (iii) individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub shall not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws and state takeover laws, the pre-merger notification requirements under the HSR Act and of foreign Governmental Entities, the rules and regulations of the NYSE, and the filing and recordation of the Certificate of Merger as required by Delaware Law and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, could not, individually or in the aggregate, prevent or materially delay consummation of the Transactions or otherwise prevent Parent or Merger Sub from performing their respective material obligations under this Agreement.S

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3.4 Proxy Statement. The information supplied by Parent and Merger Sub for inclusion in the Proxy Statement shall not, at the date the Proxy Statement (or any amendment or supplement thereto) is first mailed to stockholders of the Company, at the time of the Stockholders’ Meeting or at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Stockholders’ Meeting which shall have become false or misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its representatives for inclusion in the Proxy Statement.

3.5 Sufficient Funds. Parent will have at the Effective Time sufficient cash or cash-equivalent funds to consummate the Transactions, including acquiring all of the outstanding shares of Company Common Stock in the Merger.

3.6 No Prior Merger Sub Operations. Merger Sub was formed solely for the purpose of effecting the Merger and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

ARTICLE IV

CONDUCT PRIOR TO THE EFFECTIVE TIME

4.1 Conduct of Business by Company. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company and each of its subsidiaries shall, except to the extent that Parent shall otherwise consent in writing or as otherwise required by this Agreement or by applicable Legal Requirements, (i) carry on its business in the ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (ii) pay its Liabilities and Taxes when due in the ordinary course in substantially the same manner as heretofore conducted and in compliance with all applicable Legal Requirements, (iii) pay or perform other obligations when due,

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(iv) use all reasonable efforts to assure that each such Contract entered into after the date hereof will not require the procurement of any consent, waiver or novation or provide for any material change in the obligations of any party hereto in connection with, or terminate as a result of the consummation of, the Merger, and shall give reasonable advance notice to Parent prior to allowing any Company Contract, IP Contract or material right thereunder to lapse or terminate by its terms (it being understood that, after the date of this Agreement, the Company may only enter into an IP Contract if the entry into such IP Contract is not otherwise prohibited by this Section 4.1, including Section 4.1(f) below), (v) maintain each of its leased premises in accordance with the terms of the applicable lease in all material respects, (vi) use all reasonable efforts to maintain in good condition, consistent with standard industry practices, Company’s procedures and Good Laboratory Practices, Good Clinical Practices and Good Manufacturing Practices, any and all Product Inventory (as defined in Section 2.8) not used in the ordinary course of business for clinical trials or compassionate use, (vii) use all reasonable efforts to maintain in accordance with standard industry practices and the Company’s procedures and pursuant to Company Contracts in effect as of the date of this Agreement, any DNA, protein, expression product, cell line, reagent, know-how or other material that constitutes a Company Product or product candidate, or that is necessary to produce any Company Product or product candidate or perform research or clinical trials with regard to any product candidate being pursued as of the date of this Agreement; (ix) notify and give Parent the opportunity to participate in the defense or settlement of any litigation to which the Company is a party, and (x) use all reasonable efforts to (A) preserve intact its present business organization, (B) keep available the services of any Employees identified in writing by Parent to the Company as a “key employee”, and (C) preserve its relationships with customers, suppliers, distributors, consultants, licensors, licensees and others with which it has business dealings.

In addition, without the prior written consent of Parent, except as required by this Agreement or Legal Requirements and except as disclosed in Section 4.1 of the Company Disclosure Letter, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement pursuant to its terms or the Effective Time, the Company shall not do any of the following and shall not permit its subsidiaries to do any of the following:

(a) Waive any stock repurchase rights, accelerate, amend or change the period of exercisability or vesting of any Company Stock Options or

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other rights granted under any Company Stock Plan or the vesting of the securities purchased or purchasable under such Company Stock Options or other rights or the vesting schedule or repurchase rights applicable to any unvested shares;

(b) Amend or change any other terms of Company Stock Options or other rights granted under the Company Stock Plans;

(c) Authorize cash payments in exchange for any Company Stock Options or other rights granted under Company Stock Plans or the securities purchased or purchasable under those Company Stock Options or rights;

(d) Grant or pay, or enter into any Contract or amendment to an existing Contract providing for the granting of, any severance or termination pay (whether in cash, stock, equity securities, or property) or the acceleration of vesting or other benefits to any Employee, except pursuant to written agreements outstanding on the date hereof and as identified in Section 4.1(d) of the Company Disclosure Letter, or adopt any new severance or termination plan, program or arrangement, or amend or modify or alter in any manner any severance or termination plan or Contract existing on the date hereof (including any retention, change of control or similar agreement), or grant any equity-based compensation, whether payable in cash or stock;

(e) Transfer or make available to a third person any research materials or product candidates owned by the Company except, with respect only to materials and product candidates that are not Company Products or necessary for manufacturing or use of Company Products, Company may distribute such research materials or product candidates under a material transfer agreement on the form provided to Parent;

(f)(i) sell, lease, license or transfer any right in or to any Company Intellectual Property (including by way of option) or take any action or enter into any option that would have the same effect, or otherwise take actions which would reasonably be expected to materially impair the value of any Company Intellectual Property, (ii) modify or amend any IP Contract existing as of the date of this Agreement (including any financial provision thereof) or enter into any IP Contract with any person which would have been required to be included on any schedule set forth in Section 2.19 of the Company Disclosure

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Letter, (iii) purchase, license or otherwise acquire any rights to any Intellectual Property of a third person (including through exercise of any option) or (iv) exercise any option to obtain a license to the Intellectual Property of a third person to the extent the exercise of such option would create a future payment obligation or other Liability on the part of Parent after the Closing;

(g) Except for non-capital purchases in the ordinary course of business that are customarily effected on a purchase order basis, enter into any Contract or series of Contracts involving commitments by the Company and its subsidiaries in excess of $250,000 over the life of such Contract or series of Contracts;

(h) Enter into any Contract requiring the Company to provide to any person any Intellectual Property, Company Product or a product candidate being studied in a Company Research Program (in any form, including antibodies, proteins, fragments or drug substances);

(i) Conduct the Company’s business such that its operating cash expenditures (excluding capital expenditures permitted under Section 4.1(bb) and expenditures for toxicology studies) exceed $4.5 million on a monthly basis;

(j) Declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock or split, combine or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock;

(k) Purchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock of the Company or its subsidiaries, except repurchases of unvested shares at or below cost in connection with the termination of the employment relationship with any Employee pursuant to stock option or purchase Contracts in effect on the date of this Agreement, provided that no such repurchase shall be permitted in the event the per share repurchase price is greater than the Per Share Merger Consideration;

(l) Issue, deliver, sell, purchase, authorize, grant or designate (including by certificate of designation) or pledge or otherwise encumber, or propose any of the foregoing with respect to any shares of capital stock or any securities convertible into shares of capital stock, or subscriptions, rights,

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warrants or options to acquire any shares of capital stock or any securities convertible into shares of capital stock, or enter into other Contracts of any character obligating it to issue any such shares or convertible securities, other than the issuance, delivery and/or sale of Company Common Stock pursuant to the exercise of Company Stock Options outstanding as of the date of this Agreement;

(m) Cause, permit or submit to a vote of the Company’s stockholders any amendments to the Company Charter Documents (or similar governing instruments of any of its subsidiaries);

(n) Acquire or agree to acquire by merging or consolidating with, or by purchasing any equity interest in or a portion of the assets of, or by any other manner, any person or division thereof, or otherwise acquire or agree to enter into any joint ventures, strategic partnerships or similar alliances;

(o) (i) Sell or otherwise dispose of any physical properties or physical assets, except in the ordinary course of business and at no less than the fair market value of such physical assets or physical properties, (ii) lease, license or encumber any Company-owned or controlled physical properties or physical assets, or (iii) enter into any Contract for the purchase or sale of any interest in real property, grant any security interest in any real property, enter into any lease, sublease, license or other occupancy Contract with respect to any real property or violate (in any material respect), alter, amend, modify, or terminate any of the terms of any Real Estate Leases;

(p) Make any loan, advance or capital contribution to or investment in any person, incur any indebtedness for borrowed money or guarantee any such indebtedness or the indebtedness of another person, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of the Company, enter into any “keep well” or other Contract to maintain any financial statement condition, forgive or discharge in whole or in part any outstanding loans or advances, modify any loan previously granted, enter into any hedging agreement or other financial Contract designed to protect the Company or its subsidiaries against fluctuations in commodities prices or exchange rates, or enter into any arrangement having the economic effect of any of the foregoing;

(q) (i) Adopt, terminate or amend any Company Employee Plan or enter into any Company Employee Plan, or amend any compensation,

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bonus, commission, insurance coverage (except (A) as contemplated by this Agreement and (B) for any Company Employee Plan with a Consultant, which shall be governed by Section 4.1(t) and any other applicable provisions of this Section 4.1), benefit, entitlement, grant or award provided or made under any Company Employee Plan; (ii) enter into any employment Contract or collective bargaining agreement; (iii) pay any special bonus, commission or special remuneration to any Employee (cash, equity or otherwise); (iv) increase the salaries, bonuses, commissions or wage rates or fringe benefits (including rights to severance or indemnification) of its Employees; (v) pay any benefit not provided for as of the date of this Agreement under any Company Employee Plan (provided that nothing herein is intended to preclude the accrual of benefits under the terms of such Company Employee Plans in effect as of the date of this Agreement); or (vi) add any new members to the Board or any scientific or other advisory board; (v) pay any benefit not provided for as of the date of this Agreement under any Company Employee Plan; or (vi) add any new members to the Board;

(r) discuss, announce or otherwise disseminate information to the Company’s employees regarding any severance plan or practice of the Company, whether or not the terms of such plan or practice would be triggered by the Closing, except for announcements or other communications regarding such matters as are provided by Parent;

(s) (i) Pay, discharge, settle or satisfy any Liabilities, other than the payment, discharge, settlement or satisfaction of Liabilities (I) recognized or disclosed in the most recent financial statements (or the notes thereto) of the Company included in the Company SEC Reports, (II) incurred since the date of the Interim Balance Sheet in the ordinary course of business consistent with past practices or (III) incurred since the date of the Interim Balance Sheet pursuant to and in accordance with Contracts in effect as of the date hereof or permitted to be entered into pursuant to this Section 4.1; provided, however, that the payment, discharge, settlement or satisfaction of any Liability relating to or arising out of any Action shall be governed by Section 4.1(z));

(t) (i) Enter into (unless otherwise permitted by this Section 4.1), modify or amend (unless such amendment, if it were a new Contract, would be otherwise permitted by this Section 4.1), or terminate any Contract (including an IP Contract) of a nature required to be listed as a Company Contract

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in Section 2.19 or Section 2.20 of the Company Disclosure Letter or waive, delay the exercise of, release or assign any material rights or claims thereunder or knowingly fail to enforce any Company Contract (including the confidentiality or nondisclosure provisions of any such Company Contract), or (ii) enter into or amend any Contract pursuant to which any other person is granted exclusive rights or “most favored party” rights of any type or scope with respect to any Company Research Programs, Company Products or Company Intellectual Property or containing any non-competition covenants or other material restrictions relating to the Company’s, any of its subsidiaries or Parent’s business activities or the effect of which would be to grant to a third person following the Merger the actual or potential right to license any Intellectual Property owned by Parent or its subsidiaries or otherwise would have the effect of prohibiting or impairing any business practice of the Company, any of its subsidiaries or Parent or limiting the freedom of the Company, any of its subsidiaries or Parent to engage in any line of business or to compete with any person or in any market or geography;

(u) Except as required by GAAP or SEC rules and regulations as concurred with by its independent auditors and after notice to Parent, revalue any of its assets or make any change in accounting methods, principles or practices;

(v) (i) Enter into or materially modify any Contract relating to the distribution, sale, license, manufacture or marketing by third persons of the Company Products or any subject or product of a Company Research Program; or (ii) renew any Contract relating to the distribution, sale, license, manufacture or marketing by third persons of the Company Products or any subject or product of a Company Research Program, except to the extent that such renewals are on terms substantially similar to the terms of such Contracts in effect as of the date hereof;

(w) Make or change any material Tax election or accounting method, enter into any Tax sharing or similar agreement or closing agreement, settle or compromise any material Tax Liability or consent to any extension or waiver of any limitation period with respect to Taxes;

(x) (i) hire any officers or employees or enter into, or amend or extend the term of, any Employment Agreement with any officer or employee

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(except that, in the event an employee is terminated pursuant to clause (ii) hereof or voluntarily terminates, including by death or disability, his or her employment, a replacement may be engaged to fill such terminated employee’s position, provided (A) any consideration payable for services rendered by such replacement is of a kind and amount not otherwise prohibited by this Section 4.1 and substantially similar in kind and amount to the consideration paid for such terminated employee, and (B) any arrangement with any such replacement shall be terminable, at the sole option of Parent, without payment or penalty at the Effective Time, other than payment as may be required by applicable Legal Requirements or the Company’s employee handbook), (ii) terminate any Employee (other than Consultants who are not Significant Consultants) identified in writing by Parent to the Company as a “key employee” (except for termination for cause), or take any action that would allow any employee to claim a constructive termination or termination for “good reason”; or (iii) hire any consultants or independent contractors or enter into, or amend or extend the term of, any consulting Contract with any consultant or independent contractor unless any such Contract is on customary terms and rates and is either (A) scheduled to be completed within 90 days after the date of this Agreement or (B) terminable at the sole option of Parent, without payment or penalty at the Effective Time;

(y) Make any individual or series of related payments outside of the ordinary course of business (including payments to legal, accounting or other professional service advisors) in excess of $100,000 in the aggregate, other than (i) pursuant to Contracts existing on the date hereof and made available to Parent prior to the date hereof and (ii) payment to legal counsel and other advisers as set forth in Section 2.18 of the Company Disclosure Letter;

(z) Commence or settle any threatened or pending Action (including material litigation or any other material disputes), whether or not commenced prior to the date of this Agreement;

(aa) Adopt, implement or amend any stockholder rights plan (including the Rights Agreement), “poison pill” anti-takeover plan or other similar plan, device or arrangement that, in each case, is applicable to Parent or any of its affiliates or the transactions contemplated by this Agreement;

(bb) Make any capital expenditures, capital additions, capital improvements or other expenditures in excess of $200,000 in the aggregate;

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(cc) Materially change the amount of any insurance coverage;

(dd) Fail to timely file any of the forms, reports or documents required to be filed with the SEC;

(ee) Enter into any Contract or transaction in which any officer, director or Employee of the Company or any of its subsidiaries (or, to the knowledge of the Company, any member of their families) has an interest under circumstances that, if entered immediately prior to the date of this Agreement, would require that such Contract be listed on Section 2.20(a) of the Company Disclosure Letter; or

(ff) Agree to take any of the actions described in Section 4.1(a) through Section 4.1(ee).

ARTICLE V

ADDITIONAL AGREEMENTS

5.1 Proxy Statement.

(a) As promptly as practicable after the execution of this Agreement, the Company shall prepare, and file with the SEC, preliminary proxy materials relating to the Company Stockholder Approval; provided that the parties acknowledge that the parties’ goal is that the Company file the Proxy Statement within 15 days after execution of this Agreement and that if the Company does not file the Proxy Statement within such period, the Company’s senior executives shall discuss the reasons for the failure to meet such goals with Parent’s duly appointed representatives. Parent shall provide promptly to the Company such information concerning Parent as, in the reasonable judgment of Parent or its counsel, may be required or appropriate for inclusion in the Proxy Statement, or in any amendments or supplements thereto. At the earliest practicable time following the later of (i) receipt and resolution of SEC comments thereon, or (ii) the expiration of the 10-day waiting period provided in Rule 14a-6(a) promulgated under the Exchange Act, the Company shall file definitive proxy materials with the SEC and cause the Proxy Statement to be mailed to its stockholders. The Company will cause the Proxy Statement to comply with all applicable Legal Requirements. Prior to filing the preliminary proxy materials, definitive proxy materials or any other filing with the SEC or any other Governmental Entity, the Company shall provide Parent (which term shall in all

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instances in this Section 5.1 also include Parent’s counsel) with reasonable opportunity to review and comment on each such filing in advance and the Company shall in good faith consider including in such filings all comments reasonably proposed by Parent; provided that Parent shall have provided to the Company its comments as promptly as practicable after the Proxy Statement has been transmitted to Parent for its review.

(b) The Company will notify Parent promptly of the receipt of any comments from the SEC or its staff (or of notice of the SEC’s intent to review the Proxy Statement) and of any request by the SEC or its staff or any other government officials for amendments or supplements to the Proxy Statement or any other filing or for additional/supplemental information, and will supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC, or its staff or any other government officials, on the other hand, with respect to the Proxy Statement or other filing. The Company and its outside counsel shall permit Parent and its outside counsel to participate in all planned communications with the SEC and its staff (including all meetings and telephone conferences) relating to the Proxy Statement, this Agreement or the Merger. The Company shall consult with Parent prior to responding to any comments or inquiries by the SEC or any other Governmental Entity with respect to the Proxy Statement and shall provide Parent with reasonable opportunity to review and comment on any such written response in advance and shall include in such response all comments reasonably proposed by Parent (provided that Parent shall have provided its comments to the Company as promptly as practicable after such written response has been transmitted to Parent for its review) . Whenever any event occurs prior to the Effective Time (including events relating to the Company or any of its affiliates, directors or officers) that is required to be set forth in an amendment or supplement to the Proxy Statement or any other filing, the Company shall promptly inform Parent of such occurrence, provide Parent with reasonable opportunity to review and comment on any such amendment or supplement in advance, shall in good faith consider including in such amendment or supplement all comments reasonably proposed by Parent, and shall cooperate in filing with the SEC or its staff or any other government officials, and/or mailing to the stockholders of the Company, such amendment or supplement; provided that Parent shall have provided to the Company its comments as promptly as practicable after the Proxy Statement has been transmitted to Parent for its review.

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(c) If at any time prior to the Effective Time Parent should discover any information relating to itself or to any of its affiliates, directors or officers which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, Parent shall promptly notify the Company and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Legal Requirements, disseminated to the stockholders of the Company.

5.2 Meeting of Company Stockholders.

(a) Promptly after the date hereof, the Company shall take all action necessary in accordance with Delaware Law, the rules of Nasdaq and the Company Charter Documents to convene a special meeting of its stockholders for the purpose of considering and taking action with respect to the Company Stockholder Approval(the “Stockholders’ Meeting”), to be held as promptly as practicable after execution of this Agreement; provided that the parties acknowledge that the Company’s goal is (to the extent permissible under applicable law) to convene such special meeting within 45 days after the Proxy Statement is cleared by the SEC (or, if no SEC comments are received on or prior to the tenth day after the initial filing of the Proxy Statement, within 55 days after such initial filing), and that if the Stockholders’ Meeting is not convened within such period, the Company’s senior executives shall discuss the reasons for the failure to meet such goals with Parent’s duly appointed representatives. The Company shall use all reasonable efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and shall take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or Delaware Law to obtain such approvals. Notwithstanding anything to the contrary contained in this Agreement, the Company may adjourn or postpone the Stockholders’ Meeting to the extent necessary to ensure that any necessary supplement or amendment to the Proxy Statement is provided to the Company’s stockholders in advance of a vote on this Agreement or, if as of the time for which the Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Stockholders’ Meeting. The Company shall ensure

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that the Stockholders’ Meeting is called, noticed, convened, held and conducted, and that all proxies solicited by the Company in connection with the Stockholders’ Meeting are solicited, in compliance with Delaware Law, the Company Charter Documents, the rules of Nasdaq and all other applicable Legal Requirements.

(b) Subject to the terms of Section 5.4(d): (i) the Board shall unanimously recommend that the Company’s stockholders adopt this Agreement at the Stockholders’ Meeting; (ii) the Proxy Statement shall include (A) the fairness opinion referred to in Section 2.23 and (B) a statement to the effect that the Board has unanimously recommended that the Company’s stockholders vote in favor of the Company Stockholder Approval at the Stockholders’ Meeting; and (iii) neither the Board nor any committee thereof shall withdraw, amend, change or modify, or propose or resolve to withdraw, amend, change or modify in any manner adverse to Parent, the unanimous recommendation of the Board that the Company’s stockholders vote in favor of the Company Stockholder Approval. For purposes of this Agreement, said recommendation of the Board shall be deemed to have been modified in a manner adverse to Parent if said recommendation shall no longer be unanimous.

5.3 Confidentiality; Access to Information.

(a) The parties acknowledge that Parent and the Company have previously executed a mutual confidentiality agreement, dated as of June 22, 2006 (the “Confidentiality Agreement”), which Confidentiality Agreement will continue in full force and effect in accordance with its terms, and each of Parent and the Company will hold, and will cause their respective directors, officers, employees, agents and advisors (including attorneys, accountants, consultants, bankers, and financial advisors) to hold any Information (as defined in the Confidentiality Agreement) confidential in accordance with the terms thereof.

(b) The Company shall: (i) afford Parent and its accountants, counsel, advisors and other representatives reasonable access, upon reasonable notice, to the properties (including for the purpose of performing such environmental tests and due diligence review as Parent may desire), books, records and personnel of the Company during the period prior to the Effective Time to obtain all information concerning the business, including the status of product development efforts, properties, financial positions, results of operations

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and personnel of the Company, as Parent may reasonably request (it being understood that Parent shall use all reasonable efforts to conduct such access during normal business hours), and (ii) furnish Parent on a timely basis with such financial and operating data and other information with respect to the business, operations and properties of the Company and its subsidiaries as Parent may from time to time reasonably request, except for information covered by attorney-client privilege or subject to confidentiality (which information shall be treated in accordance with the procedures put in place by Parent and the Company on or prior to the date hereof). Except for disclosures expressly permitted by the terms of the Confidentiality Agreement, Parent shall hold, and shall cause its representatives to hold, all information received from the Company, directly or indirectly, in confidence in accordance with the Confidentiality Agreement.

(c) No information or knowledge obtained by Parent pursuant to this Section 5.3 will affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Transactions.

5.4 No Solicitation.

(a) No Solicitation. The Company and its subsidiaries shall not, nor shall they permit any of their respective officers and directors (or affiliates of any of such officers or directors), controlled affiliates, or employees or any investment banker, attorney, accountant or other advisor or representative retained by (or otherwise working on behalf of) the Company or any of its subsidiaries (collectively, “Representatives”) to directly or indirectly: (i) solicit, initiate, knowingly encourage, knowingly facilitate, or induce any inquiry with respect to, or the making, submission or announcement of, any Acquisition Proposal (as defined in Section 5.4(g)(i)), (ii) participate or otherwise engage in any discussions or negotiations regarding, or furnish to any person any nonpublic information with respect to, or take any other action (including granting any person a waiver or release under any standstill or similar agreement with respect to any class of equity security of the Company or any of its subsidiaries or amending, waiving or terminating the Rights Agreement, other than as contemplated by this Agreement, or redeeming any rights under the Rights Agreement, other than as contemplated by this Agreement) to facilitate any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to, any Acquisition Proposal, (iii) engage in discussions with any

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person with respect to any Acquisition Proposal, except as to the existence of these provisions, (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent specifically permitted pursuant to Section 5.4(d)), or (v) enter into any letter of intent or similar document or any Contract relating to an Acquisition Proposal (other than a confidentiality agreement entered into with a party making an Acquisition Proposal as permitted by Section 5.4(c)(i) below). The Company and its subsidiaries will immediately cease, and will cause its Representatives to immediately cease, any and all existing activities, discussions or negotiations with any third parties conducted heretofore with respect to any Acquisition Proposal.

(b) Notification of Unsolicited Acquisition Proposals.

(i) As promptly as practicable (but in no event more than 36 hours thereafter) after receipt of any Acquisition Proposal or any request for nonpublic information or inquiry which it reasonably believes would lead to an Acquisition Proposal, the Company shall provide to Parent written notice of the material terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry, a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry and a written summary of any such Acquisition Proposal, request or inquiry, if it is not in writing. After receipt of the Acquisition Proposal, request or inquiry, the Company shall continue to provide to Parent as promptly as practicable (but in no event more than 48 hours thereafter) written notice setting forth all such information as is reasonably necessary to keep Parent informed in all material respects of the status and material terms (including material amendments or proposed material amendments) of any such Acquisition Proposal, request or inquiry and shall promptly provide to Parent a copy of all written materials provided in connection with such Acquisition Proposal, request or inquiry.

(ii) The Company shall provide Parent with at least 48 hours prior notice (or such lesser prior notice as is provided to the members of the Board) of any meeting at which the Board is reasonably expected to consider any Acquisition Proposal.

(c) Superior Offers. Notwithstanding anything to the contrary contained in Section 5.4, in the event that the Company or any of its subsidiaries

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receives a bona fide written Acquisition Proposal from a third party that is not solicited or otherwise procured in violation of Section 5.4(a) that the Board has in good faith concluded (following consultation with its outside legal counsel and its financial advisor) is, or is reasonably likely to be, a Superior Offer (as defined in Section 5.4(g)(ii)), it may then take the following actions:

(i) Furnish nonpublic information to the third party making such Acquisition Proposal (and its Representatives), provided that (A) (1) concurrently with furnishing any such nonpublic information to such party, it gives Parent at least one business day prior written notice of its intention to furnish nonpublic information and (2) it receives from the third party an executed confidentiality and standstill agreement, the terms of which are at least as restrictive as the terms contained in the Confidentiality Agreement and (B) contemporaneously with furnishing any such nonpublic information to such third party, the Company furnishes such nonpublic information to Parent (to the extent such nonpublic information has not been previously so furnished); and

(ii) Engage in negotiations with the third party with respect to the Acquisition Proposal, provided that concurrently with entering into negotiations with such third party, the Company gives Parent at least one business day prior written notice of its intention to enter into negotiations with such third party.

(d) Changes of Recommendation. In response to the receipt of a Superior Offer, the Board may withhold, withdraw, amend or modify its unanimous recommendation in favor of the Merger, and, in the case of a Superior Offer that is a tender or exchange offer made directly to its stockholders, may recommend that its stockholders accept the tender or exchange offer (any of the foregoing actions, whether by the Board or a committee thereof, a “Change of Recommendation”) or terminate this Agreement pursuant to Section 7.1(h) of this Agreement (provided, however, that the Company shall not terminate this Agreement pursuant to Section 7.1(h) and any purported termination pursuant to Section 7.1(h) shall be void and of no further force or effect, unless prior to or concurrently with such termination, the Company pays the Termination Fee), only if all of the following conditions in clauses (i) through (v) are met:

(i) A Superior Offer with respect to the Company has been made and has not been withdrawn;

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(ii) The Stockholders’ Meeting has not occurred;

(iii) The Company shall have (A) provided to Parent five business days prior written notice which shall state expressly (1) that the Company has received a Superior Offer, (2) the material terms and conditions of the Superior Offer and the identity of the person or group making the Superior Offer, and (3) that the Board intends to effect a Change of Recommendation and the manner in which it intends to do so or terminate this Agreement and enter into a definitive agreement with respect to such Superior Offer, (B) provided to Parent a copy of all written materials delivered to the person or group making the Superior Offer in connection with such Superior Offer that have not already been provided to Parent, (C) made available to Parent all materials and information made available to the person or group making the Superior Offer in connection with such Superior Offer and (D) during such five business day period, engaged in good faith negotiations to amend this Agreement in a manner as would enable the Company to proceed with the Board’s recommendation to the Company’s stockholders in favor of the Company Stockholder Approval with respect to this Agreement, as it may be amended (and the Company shall make its Chairman and senior executives available for discussions with Parent and otherwise negotiate in good faith with Parent with respect thereto during such five business day period);

(iv) The Board has concluded in good faith, following consultation with its outside legal counsel and financial adviser, that, in light of such Superior Offer and notwithstanding any adjustments or negotiations pursuant to Section 5.4(d)(iii)(D), the failure of the Board to effect a Change of Recommendation is reasonably likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law; and

(v) It shall not have materially breached Section 5.2.

Provided however, that in the event of any material revisions to the Superior Offer, the Company shall deliver a new written notice to Parent and comply with the requirements of this Section 5.4(d), including the five-day good faith notice period provided for, with respect to such new written notice.

(e) Continuing Obligation to Call, Hold and Convene Stockholders’ Meeting; No Other Vote. Notwithstanding anything to the contrary contained in this Agreement, the obligation of the Company to call, give notice of, convene and hold the Stockholders’ Meeting shall not be limited or otherwise

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affected by the commencement, disclosure, announcement or submission to it of any Acquisition Proposal with respect to it, or by any Change of Recommendation. The Company shall not submit to the vote of its stockholders any Acquisition Proposal, or propose to do so.

(f) Compliance with Tender Offer Rules. Nothing contained in this Agreement shall prohibit the Board from taking and disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act. Without limiting the foregoing proviso, the Company shall not effect a Change of Recommendation unless specifically permitted pursuant to the terms of Section 5.4(d).

(g) Certain Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(i) “Acquisition Proposal” shall mean any offer or proposal (whether written, oral or otherwise), relating to any transaction or series of related transactions involving: (A) any purchase or acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a fifteen percent (15%) interest in the total outstanding voting securities of the Company or any of its subsidiaries or any tender offer or exchange offer that if consummated would result in any person or group beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of the Company or any of its subsidiaries or any merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries, (B) any sale, lease (other than in the ordinary course of business), exchange, transfer, license (other than in the ordinary course of business) or disposition of more than fifteen percent (15%) of the assets of the Company (including its subsidiaries taken as a whole), or (C) any liquidation or dissolution of the Company, in each case other than the Transactions; and

(ii) “Superior Offer” shall mean a bona fide written offer that is made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, all or substantially all of the assets of the Company or a majority of the total outstanding voting securities of the Company and as a result of which the stockholders of the Company immediately preceding such transaction would hold less than fifty percent (50%) of the equity interests in the surviving or resulting

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entity of such transaction or any direct or indirect parent or subsidiary thereof, on terms that the Board has in good faith concluded (following the receipt of advice of its outside legal counsel and its financial adviser), taking into account, among other things, all legal, financial, regulatory and other aspects of the offer and the person making the offer, to be more favorable, from a financial point of view, to the Company’s stockholders (in their capacities as stockholders) than the terms of the Merger (as they may be amended in accordance with Section 5.4(d)(iii)(D)) and is reasonably capable of being consummated and for which financing, to the extent required, is then fully committed or reasonably determined by the Board to be available to consummate such a transaction.

(h) Without limiting the foregoing, it is understood that (i) any violation of the restrictions set forth above by any officer or director of the Company and (ii) any violation of the restrictions set forth above by any agent or representative of the Company of which the Company has knowledge (prior to such violation) shall be deemed to be a breach of this Agreement by the Company. The Company and its subsidiaries shall not (A) authorize, direct or permit any of the persons identified in clauses (i) and (ii) of this Section 5.4(h) or (B) authorize or direct any affiliate of the Company to violate the provisions of this Section 5.4 and shall promptly inform all such Representatives of the restrictions set forth in this Section 5.4.

5.5 Public Disclosure.

(a) The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Thereafter, the Company shall not issue or cause the publication of any press release or other public announcement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or the other Transactions without the prior consent of Parent, except: (a) as may be required by applicable Legal Requirements or by the rules and regulations of Nasdaq, in which case the Company shall not issue or cause the publication of such press release or other public announcement without prior consultation with Parent, to the extent practicable and (b) as may be consistent with actions taken by the Company or the Board (or any committee thereof) pursuant to Section 5.4(d).

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(b) Subject to Parent’s compliance with applicable Legal Requirements or the rules and regulations of the New York Stock Exchange, from the date hereof until the earlier to occur of the Closing and the termination of this Agreement pursuant to Section 7.1 hereof, Parent shall inform the Company prior to issuing or causing the publication of any press release or other public announcement with respect to the Merger, this Agreement or the other Transactions; provided, however, that nothing in this Section 5.5(b) shall prohibit Parent from responding to questions and inquiries from third parties regarding the Merger, this Agreement or the other Transactions.

(c) The Company shall consult with Parent before issuing any press release or otherwise making any public statement with respect to the Company’s earnings or results of operations, and shall not issue any such press release or make any such public statement prior to such consultation.

5.6 Reasonable Efforts; Regulatory Matters.

(a) Other than taking any action permitted by Section 5.4(d) and subject to the limitations set forth in Section 5.6(d), upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using all reasonable efforts to accomplish the following: (i) the taking of all reasonable acts necessary to cause the conditions precedent set forth in Article VI to be satisfied, (ii) the obtaining of all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from Governmental Entities and the making of all necessary registrations, declarations and filings (including registrations, declarations and filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to avoid any suit, claim, action, investigation or proceeding by any Governmental Entity, (iii) the obtaining of all consents, approvals or waivers from third parties required as a result of the Transactions, (iv) responding to any investigations or proceedings related to this Agreement or the consummation of the Transactions, including a request for additional information or documents, and (v) the execution or delivery of any additional instruments reasonably necessary to consummate the Transactions, and to fully carry out the purposes of, this Agreement. In connection with and without

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limiting the foregoing, the Company and its Board shall, if any state takeover statute or similar statute or regulation is or becomes applicable to the Transactions or this Agreement, use all reasonable efforts to ensure that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on the Transactions and this Agreement.

(b) Each of Parent and the Company shall, as soon as practicable, make any initial filings required under the HSR Act, and as promptly as practicable make any other additional filings required by any other applicable Antitrust Laws (as defined below). Subject to the limitations set forth in Section 5.6(d), each of Parent and the Company shall use all reasonable efforts to take such action as may be required to cause the expiration or early termination of the waiting or notice periods under the HSR Act or other Antitrust Laws with respect to the Transactions as promptly as possible after execution of this Agreement. To the extent permitted by applicable law, the parties shall consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the HSR Act or any foreign or other Antitrust Law; provided, that with respect to any such analyses, appearances, presentations, memoranda, briefs, arguments, opinions or proposals, each of Parent and the Company need not supply the other (or its counsel) with copies (or in case of oral presentations, a summary) to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party or confidentiality agreement to which such party is bound (which shall be governed in accordance with the procedures put in place by Parent and the Company on or prior to the date hereof) requires such party or its subsidiaries to restrict or prohibit access to any such properties or information. For purposes of this Agreement, “Antitrust Laws” shall mean the HSR Act and any other federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

(c) Each party will notify the other promptly upon the receipt of: (i) any comments from any officials of any Governmental Entity in connection with any filings made pursuant to this Section 5.6, and (ii) any request by any officials of any Governmental Entity for amendments or supplements to any

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filings made pursuant to, or information provided to comply in all material respects with, any Legal Requirements. Whenever any event occurs that is required to be set forth in an amendment or supplement to any filing made pursuant to Section 5.6(b), each party will promptly inform the other of such occurrence and cooperate in filing with the applicable Governmental Entity such amendment or supplement. To the extent reasonably practicable, neither the Company nor Parent shall, nor shall they permit their respective representatives to, participate independently in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed Transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(d) Notwithstanding anything in this Agreement to the contrary (including the other provisions of this Section 5.6), if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, it is expressly understood and agreed that: (i) Parent shall not have any obligation to litigate or contest any administrative or judicial Action or any decree, judgment, injunction or other order, whether temporary, preliminary or permanent brought by or before an administrative tribunal, court or other similar tribunal or body; (ii) Parent shall be under no obligation to make proposals, execute or carry out agreements or submit to orders providing for a Divestiture and (iii) the Company may not conduct or agree to conduct a Divestiture without the prior written consent of Parent. “Divestiture” shall mean (1) the sale, license or other disposition or holding separate (through the establishment of a trust or otherwise) of any assets or categories of assets of Parent or any of its affiliates or the Company, (2) the imposition of any limitation or restriction on the ability of Parent or any of its affiliates to freely conduct their business or the Company’s business or own such assets, or (3) the holding separate of the shares of Company Common Stock or any limitation or regulation on the ability of Parent or any of its affiliates to exercise full rights of ownership of the shares of Company Common Stock.

5.7 Notification. Each party shall give prompt notice to the other party upon becoming aware that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate or of any failure to comply with or satisfy in any respect any covenant, condition or agreement to be complied

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with or satisfied by it under this Agreement, in each case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) (as it relates to knowledge acquired by Parent) or Section 6.3(a) or Section 6.3(b) (as it relates to knowledge acquired by the Company), as applicable, would not be satisfied; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. Each party shall promptly notify the other party of (i) any change, event, violation, inaccuracy, circumstance or effect that has had or would reasonably be expected to have a Material Adverse Effect on such party and (ii) any Actions commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its subsidiaries that relate to the consummation of the Merger.

5.8 Third Party Consents and Notices.

(a) As soon as practicable following the date hereof, the Company shall use all reasonable efforts to obtain any consents, waivers and approvals under any Company Contracts required to be obtained in connection with the consummation of the Transactions, as set forth on Section 5.8 of the Company Disclosure Letter; provided that neither the Company nor any of its subsidiaries shall, without the prior written consent of Parent, expend any material amount, assume any material Liability or suffer or permit the loss of any material right or benefit in connection with obtaining any of the foregoing consents, waivers or approvals.

(b) As soon as practicable following the date hereof, the Company shall deliver any notices required under any Company Contracts that are required to be provided in connection with the execution of this Agreement or prior to the effectiveness of the Merger.

(c) With respect to all Employees (other than Consultants), the Company and/or any of its subsidiaries shall be responsible for providing any notices required to be given and otherwise complying with WARN or similar statutes or regulations of any jurisdiction relating to any plant closing or mass layoff (or similar triggering event) caused by the Company or any of its subsidiaries, and Parent shall have no responsibility or Liability under WARN (or any other similar statute or regulation) with respect to such Employees. If Parent determines that an event would trigger WARN obligations (or obligations arising

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under similar statutes or regulations) within 60 days following the Effective Time, the Company or the Company’s subsidiaries shall, at Parent’s request, provide notices to all Employees (other than Consultants) as are required to be provided under WARN (or any similar statute or regulation), in a form approved by and as directed by Parent.

5.9 Indemnification.

(a) From and after the Effective Time, Parent shall, and shall cause the Surviving Corporation to fulfill and honor in all respects the obligations with respect to all rights to indemnification and exculpation from liabilities, including advancement of expenses, for acts or omissions occurring at or prior to the Effective Time now existing in favor of the current and former directors or officers of the Company pursuant to any indemnification agreements between the Company and its directors and officers (in each case, as in effect on the date hereof and listed on the Company Disclosure Letter), and any indemnification provisions under the Company Charter Documents as in effect on the date hereof in favor of the Company’s directors and officers and Employees (the “Indemnified Parties”), and such obligations shall survive the Merger and shall continue in full force and effect in accordance with their terms. The Certificate of Incorporation and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Company Charter Documents as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were Employees or agents of the Company, unless such modification is required by applicable law.

(b) At any time prior to the Closing, Company may purchase, for a price (which shall in no event exceed the Cap Amount regardless of any amounts credited against premium payments previously paid by the Company) not to exceed the amount set forth on Section 5.9(b) of the Company Disclosure Letter (the “Cap Amount”), directors’ and officers’ liability tail coverage (for a period of six (6) years following the Effective Time), covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy, on terms comparable to those applicable to the current directors and officers of the Company, and covering all periods prior to the Effective Time (the

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“Tail Coverage”). Following the Closing, in the event Company shall not have purchased the Tail Coverage, Parent shall (or shall cause the Surviving Corporation to) purchase the Tail Coverage, provided that in no event shall Parent or the Surviving Corporation be required to expend in the aggregate in connection with the purchase of such Tail Coverage an amount in excess of the Cap Amount and, in the event a comparable level of directors’ and officers’ liability Tail Coverage is not readily available for the Cap Amount without undue effort or expense, Parent (or the Surviving Corporation, as the case may be) shall only be obligated to purchase such Tail Coverage as may be purchased for the Cap Amount.

(c) If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and other assets to any person, then, and in each such case, Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation shall expressly assume the obligations set forth in this Section 5.9. If (A) the Surviving Corporation transfers any material portion of its assets, in a single transaction or in a series of transactions or (B) Parent takes any action to materially impair the financial ability of the Surviving Corporation to satisfy the obligations referred to in this Section 5.9, Parent will either guarantee such obligations or take such other action to insure that the ability of the Surviving Corporation, legal and financial, to satisfy such obligations will not be diminished in any material respect.

(d) This Section 5.9 is (i) intended for the irrevocable benefit of, and to grant third party rights to, the Indemnified Parties and shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. Each of the Indemnified Parties shall be entitled to enforce the covenants contained in this Section 5.9.

5.10 Termination of Certain Benefit Plans. Except as set forth on Section 5.10 of the Company Disclosure Letter, effective no later than the day immediately preceding the Closing Date, the Company and its ERISA Affiliates, as applicable, shall each terminate any and all group severance, separation or salary continuation plans, programs or arrangements and any and all plans intended to include a Code Section 401(k) arrangement (unless Parent provides

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written notice to the Company that such 401(k) plans shall not be terminated) (collectively, for purposes of this Section 5.10 “Company Group Employee Plans”). Unless Parent provides such written notice to the Company, no later than five (5) business days prior to the Closing Date, the Company shall provide Parent with evidence that such Company Group Employee Plan(s) have been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Board. The form and substance of such resolutions shall be subject to advance review and approval of Parent. The Company also shall take such other actions in furtherance of terminating such Company Group Employee Plan(s) as Parent may reasonably require.

5.11 Section 16 Matters. The Company shall take all such steps as may be required (to the extent permitted under applicable law) to cause any disposition of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by Article I of this Agreement by each Company Insider to be exempt under Rule 16b-3 promulgated under the Exchange Act. “Company Insiders” shall mean those individuals who are subject to the reporting requirement of Section 16(b) of the Exchange Act with respect to the Company.

5.12 Disqualified Individuals. At least five (5) business days prior to the Closing Date, the Company shall, to the extent not already disclosed on Section 2.13(l)(ii) of the Company Disclosure Letter, deliver to Parent a schedule which sets forth each person who the Company reasonably believes is, with respect to the Company or any ERISA Affiliate, a “disqualified individual” within the meaning of Section 280G of the Code and the regulations promulgated thereunder, as of the date such schedule is delivered to Parent.

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5.13 Company Rights Agreement. The Company shall not redeem the Rights or amend or modify (including by delay of the “Distribution Date” thereunder) or terminate the Company Rights Agreement prior to the Effective Time unless, and only to the extent that: (i) it is required to do so by order of a court of competent jurisdiction or (ii) the Board has concluded in good faith, following consultation with its outside legal counsel, that the failure of the Board to effect such an amendment, modification or termination is reasonably likely to constitute a breach of its fiduciary duties to the Company’s stockholders under applicable law.

5.14 Takeover Statutes.

(a) The Board shall take all actions sufficient to render inapplicable to the Merger, the execution, delivery and performance of this Agreement and the Company Voting Agreements and the Transactions and the transactions contemplated by the Company Voting Agreements, the provisions of Section 203 of Delaware Law applicable to a “business combination” (as defined in such Section 203 and any other state takeover statue or similar statute or regulation).

(b) If any “fair price”, “moratorium”, “control share acquisition” or other form of anti-takeover statute or regulation shall become applicable to the Transactions, the Company and the members of the Board shall grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the Transactions.

5.15 FIRPTA Compliance. On the Closing Date, the Company shall deliver to Parent a properly executed statement prepared in accordance with the certification requirements set forth in Treasury Regulations Section 1.1445-2(c)(3) certifying that the shares of Company Common Stock are not U.S. real property interests.

ARTICLE VI

CONDITIONS TO THE MERGER

6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to effect the Merger shall

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be subject to the satisfaction at or prior to the Closing Date of each of the following conditions. any and all of which may be waived in whole or in part by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Legal Requirements:

(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b) No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger; provided, however, that the right to assert this condition shall not be available to any party whose breach of any provision of this Agreement results in the imposition of any such statute, rule, regulation, executive order, decree, injunction or other order or the failure of any the foregoing to be resisted, resolved or lifted, as applicable.

(c) Governmental Approvals. All applicable waiting periods under the HSR Act shall have expired or been terminated and all other material regulatory consents, approvals, expiration of waiting periods, and clearances of Governmental Entities under any applicable material foreign or other Legal Requirements (including other Antitrust Laws) in connection with this Agreement and the transactions contemplated hereby (including the Merger) (other than the filing of the Certificate of Merger) shall have been obtained, and if the SEC shall have reviewed and/or provided comments to the Proxy Statement, such comments and any related issues or matters with the SEC shall have been resolved.

6.2 Additional Conditions to Obligations of the Company. The obligation of the Company to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a) The representations and warranties of Parent and Merger Sub contained in this Agreement shall be (i) true and correct in all material respects at and as of the date of this Agreement (except for those representations and warranties that are qualified by the word “material”, “Material Adverse Effect” or a similar phrase, which shall be true and correct in all respects at and as of the date of this Agreement) and (ii) true and correct at and as of the Closing

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Date as though made at and as of the Closing Date, except for such failures to be true and correct at and as of the Closing Date as would not have, in each case or in the aggregate, a Material Adverse Effect on Parent (it being understood and agreed that, for purposes of this clause (ii), all materiality qualifications and other qualifications based on the word “material”, “Material Adverse Effect” or similar phrases contained in such representations and warranties shall be disregarded); provided, however, notwithstanding the foregoing, the representations and warranties that are made as of a particular date or period shall be true and correct only at and as of such date or period. The Company shall have received a certificate to such effect signed on behalf of Parent and Merger Sub by a duly authorized officer of Parent and Merger Sub.

(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and the Company shall have received a certificate to such effect signed on behalf of Parent and Merger Sub by an authorized officer of Parent and Merger Sub.

6.3 Additional Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate and effect the Merger shall be subject to the satisfaction at or prior to the Closing Date of each of the following conditions, any of which may be waived, in writing, exclusively by Parent:

(a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be (i) true and correct in all material respects at and as of the date of this Agreement (except for those representations and warranties that are qualified by the word “material”, “Material Adverse Effect” or a similar phrase, which shall be true and correct in all respects at and as of the date of this Agreement) and (ii) true and correct at and as of the Closing Date as though made at and as of the Closing Date, except for such failures to be true and correct at and as of the Closing Date as would not have, in each case or in the aggregate, a Material Adverse Effect on the Company (it being understood and agreed that, for purposes of this clause (ii), all materiality qualifications and other qualifications based on the word “material”, “Material Adverse Effect” or similar phrases contained in such representations and warranties shall be disregarded and any purported update of or modification to the

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Company Disclosure Letter made after the execution of this Agreement shall be disregarded); provided, however, notwithstanding the foregoing, (i) the representations and warranties that are made as of a particular date or period shall be true and correct only at and as of such date or period and (ii) the representations and warranties contained in Section 2.3(a), Section 2.4, Section 2.23 and Section 2.25 shall be true and correct in all material respects at and as of the date of this Agreement and at as of the Closing Date. Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Vice President of Finance of the Company.

(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it at or prior to the Closing Date, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Chief Financial Officer of the Company.

(c) Material Adverse Effect. No Material Adverse Effect with respect to the Company and its subsidiaries shall have occurred since the date of this Agreement and not been cured, and Parent shall have received a certificate to such effect signed on behalf of the Company by the Chief Executive Officer and the Vice President of Finance of the Company.

(d) No Governmental Restriction. There shall not be any pending or threatened Action by any Governmental Entity (i) challenging or seeking to restrain or prohibit the consummation of the Merger or any of the Transactions or (ii) seeking to require Parent or the Company, or any subsidiary or affiliate of either of them, to effect a Divestiture.

(e) Sarbanes-Oxley Certifications; No Restatement. With respect to any Company SEC Reports filed with the SEC after the date of this Agreement, neither the principal executive officer nor the principal financial officer of the Company shall have failed to provide the necessary certifications in the form required under Section 302 and Section 906 of the SOX. There shall not have been any restatement of the Company’s consolidated financial statements, and the Company shall not be aware of any event that would reasonably be expected to result in any such restatement. The Company’s auditors shall not have resigned or threatened to resign.

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ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

7.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, and the Merger may be abandoned, notwithstanding any requisite adoption of this Agreement by the stockholders of the Company:

(a) by mutual written consent of the Company and Parent;

(b) by either the Company or Parent if the Effective Time shall not have occurred on or before May 9, 2007 (the “Initial Termination Date”) for any reason; provided, however, that in the event that a condition to the Merger set forth in Section 6.1(b) (solely if such condition has not been satisfied as a result of an Action by a Governmental Entity to enforce Antitrust Laws), Section 6.1(c) or Section 6.3(d) (solely if such condition has not been satisfied as a result of an Action by a Governmental Entity to enforce Antitrust Laws) shall not have been satisfied on or prior to the Initial Termination Date and all of the other conditions to the Merger set forth in Article VI (other than those conditions that are capable of being waived by the party seeking to terminate) shall have been satisfied on or prior to the Initial Termination Date, either Parent or the Company may elect to extend the Initial Termination Date, by written notice to the other prior to or on the Initial Termination Date, until August 9, 2007 (the “Extended Termination Date”); provided, further, that, in each case, the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the Effective Time to occur on or before such date and such action or failure to act constitutes a breach of this Agreement;

(c) by either the Company or Parent if any Legal Requirement makes consummation of the Merger illegal or if a Governmental Entity of competent jurisdiction shall have issued an order, decree or ruling or taken any other action, in any case having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which order, decree, ruling or other action is final and nonappealable;

(d) by either the Company or Parent if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at the Stockholders’ Meeting or at any adjournment or postponement thereof; provided, however, that the right to terminate this

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Agreement under this Section 7.1(d) shall not be available to a party where the failure to obtain the Company Stockholder Approval shall have been caused by the action or failure to act of such party and such action or failure to act constitutes a breach by such party of this Agreement;

(e) by the Company, upon a breach of any representation, warranty, covenant or agreement on the part of Parent set forth in this Agreement, or if any representation or warranty of Parent shall have become untrue, in either case such that the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in Parent’s representations and warranties or breach by Parent is capable of being cured by Parent through the exercise of all reasonable efforts, then the Company may not terminate this Agreement under this Section 7.1(e) until 30 days after delivery of written notice from the Company to Parent of such breach or inaccuracy, provided Parent continues to exercise all reasonable efforts to cure such breach or inaccuracy (it being understood that the Company may not terminate this Agreement pursuant to this Section 7.1(e) if it shall have materially breached this Agreement or if such breach or inaccuracy by Parent is cured during such 30-day period);

(f) by Parent, upon a breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 6.3(a) or Section 6.3(b) would not be satisfied as of the time of such breach or as of the time such representation or warranty shall have become untrue; provided, however, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is capable of being cured by the Company through the exercise of all reasonable efforts, then Parent may not terminate this Agreement under this Section 7.1(f) until 30 days after delivery of written notice from Parent to the Company of such breach or inaccuracy, provided the Company continues to exercise all reasonable efforts to cure such breach or inaccuracy (it being understood that Parent may not terminate this Agreement pursuant to this Section 7.1(f) if such breach or inaccuracy by the Company is cured during such 30-day period);

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(g) by Parent, if a Material Adverse Effect on the Company shall have occurred since the date hereof and shall not have been cured;

(h) by the Company, in accordance with Section 5.4(d) of this Agreement, provided, that, in order for the termination of this Agreement pursuant to this Section 7.1(h) to be deemed effective, the Company shall have complied with Section 5.4(d) of this Agreement and paid the Termination Fee referred to in Section 7.3(b)(i) of this Agreement concurrently with or prior to such termination; or

(i) by Parent if a Triggering Event (as defined below) shall have occurred prior to obtaining the Company Stockholder Approval. For the purposes of this Agreement, a “Triggering Event” shall be deemed to have occurred if: (i) the Board or any committee thereof shall for any reason have withdrawn or withheld, or shall have amended, changed, qualified or modified in a manner adverse to Parent the Board’s or committee’s unanimous recommendation in favor of the adoption of this Agreement (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond the Acquisition Proposal Assessment Period, as defined below, shall be considered an adverse modification), except in connection with a material breach of this Agreement by Parent or Merger Sub; (ii) the Company shall have failed to include in the Proxy Statement the unanimous recommendation of the Board that holders of Company Common Stock vote in favor of the adoption of this Agreement; (iii) the Board or any committee thereof shall have approved or recommended any Acquisition Proposal; (iv) the Company shall have entered into any letter of intent or similar document or any Contract accepting any Acquisition Proposal; (v) a tender or exchange offer relating to securities of the Company shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its securityholders pursuant to Rule 14e-2 promulgated under the Securities Act, within ten (10) business days (such ten (10) business day period, the “Acquisition Proposal Assessment Period”) after such tender or exchange offer is first published sent or given, a statement disclosing that the Board recommends rejection of such tender or exchange offer; (vi) the Board shall have failed to reaffirm its approval or recommendation of this Agreement as promptly as practicable (but in any event within five (5) business days) after receipt of a written request to do so from Parent; or (vii) the Company shall have materially breached Section 5.2 or Section 5.4.

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7.2 Notice of Termination; Effect of Termination. Any termination of this Agreement under and in accordance with Section 7.1 will be effective immediately upon (subject to, in the case of Section 7.1(e) or Section 7.1(f), if the proviso therein is applicable, prior delivery of notice of the breach 30 days prior to notice of termination) the delivery of written notice of the terminating party to the other parties hereto. In the event of the termination of this Agreement as provided in Section 7.1, this Agreement shall be of no further force or effect and there shall be no Liability to any party hereunder in connection with the Agreement or the Transactions, except (i) as set forth in Section 5.3(a), this Section 7.2, Section 7.3 and Article VIII, each of which shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party from Liability for any intentional or willful breach of, or any intentional misrepresentation made in this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

7.3 Fees and Expenses.

(a) General. Except as set forth in this Section 7.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses whether or not the Merger is consummated; provided that Parent and the Company shall share equally the filing fees for the Notification and Report Forms filed with the FTC and DOJ under the HSR Act and premerger notification and report forms under similar applicable Legal Requirements of other jurisdictions.

(b) Company Payments.

(i) Provided no Termination Fee is payable pursuant to clauses (ii) or (iii) below, the Company shall pay to Parent in immediately available funds prior to or concurrently with such termination an amount equal to Thirty-Two Million Dollars ($32,000,000) (the “Termination Fee”) if this Agreement is terminated by the Company pursuant to Section 7.1(h).

(ii) Provided no Termination Fee is payable pursuant to clause (i) above or (iii) below, the Company shall pay to Parent in immediately available funds, within one (1) business day thereafter the Termination Fee if this Agreement is terminated by Parent or the Company and prior to such termination a Triggering Event shall have occurred.

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(iii) Provided no Termination Fee is payable pursuant to clauses (i) or (ii) above, the Company shall pay to Parent in immediately available funds, within two (2) business days thereafter, an amount equal to the Termination Fee, if this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or the Company Stockholder Approval shall not have been obtained at the Stockholders’ Meeting or any adjournment or postponement thereof and any of the following shall occur:

(1) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal, and within 12 months following the termination of this Agreement, any Company Acquisition (as defined below) is consummated; or

(2) if following the date hereof and prior to the termination of this Agreement, a third party has announced an Acquisition Proposal, and within 12 months following the termination of this Agreement, the Company enters into a letter of intent or similar document or any Contract providing for any Company Acquisition and a Company Acquisition is ultimately consummated (whether prior to or after such twelve-month period).

(iv) The Company hereby acknowledges and agrees that the agreements set forth in this Section 7.3(b) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Parent would not enter into this Agreement. Accordingly, if the Company fails to pay in a timely manner the amounts due pursuant to this Section 7.3(b) and, in order to obtain such payment, Parent makes a claim that results in a judgment against the Company for the amounts set forth in this Section 7.3(b), the Company shall pay to Parent its reasonable costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 7.3(b) at the prime rate of Citibank in effect on the date such payment was required to be made. Payment of the fees described in this Section 7.3(b) shall not be in lieu of damages incurred in the event of any intentional or willful breach of, or any intentional misrepresentation made in, this Agreement.

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(v) No payment under this Section 7.3 shall limit in any respect any rights or remedies available to Parent and Merger Sub relating to any breach or failure to perform any representation, warranty, covenant or agreement set forth in this Agreement resulting, directly or indirectly, in the right to receive any payment under this Section 7.3. Notwithstanding any other provision of Section 7.3(b) (other than the immediately preceding sentence) to the contrary, in no event shall the Company be required to pay Parent any amounts under this Section 7.3(b) in excess of the Termination Fee.

(vi) For the purposes of this Agreement, “Company Acquisition” shall mean any of the following transactions (other than the transactions contemplated by this Agreement): (A) a merger, consolidation, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 80% of the aggregate equity interests in the surviving or resulting entity of such transaction or any direct or indirect parent thereof, (B) a sale or other disposition by the Company of assets representing in excess of 20% of the aggregate fair market value of the Company’s business immediately prior to such sale or (C) the acquisition by any person or group (including by way of a tender offer or an exchange offer or issuance by the Company), directly or indirectly, of beneficial ownership or a right to acquire beneficial ownership of shares representing in excess of 20% of the voting power of the then outstanding shares of capital stock of the Company.

(c) Parent Payment. In the event that (i) this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b) or Section 7.1(c); provided, with respect to Section 7.1(c), solely to the extent such order, decree, ruling or other action is based on an Action brought by a Governmental Entity under Antitrust Laws and (ii) all of the conditions set forth in Section 6.1 are satisfied (other than (A) Section 6.1(b) solely to the extent the existence of such statute, rule, regulation, executive order, decree, injunction or other order is based upon Antitrust Laws in an Action brought by a Governmental Entity and (B) Section 6.1(c) solely to the extent such Legal Requirements are Antitrust Laws) and Section 6.3 (other than Section 6.3(d)) are satisfied, Parent shall promptly, but in no event later than three (3) business days following the receipt by Parent of documentation (in detail) of such expenses in form and substance reasonably satisfactory to Parent, reimburse the Company for its out-of-pocket fees and

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expenses, up to an aggregate of five million dollars ($5,000,000), incurred by Company after the filing of Company’s initial HSR notification and in connection with or relating to the review pursuant to the HSR Act of the Transactions contemplated hereby (including fees and expenses of all attorneys, consultants, economists and other experts retained by Company and all duplicating and travel and related expenses), provided that Company will consult in advance with Parent, and consider in good faith the advice of Parent, regarding the retention of any consultants, economists and other experts.

7.4 Amendment. Subject to applicable law, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent and the Company.

7.5 Extension; Waiver. At any time prior to the Effective Time, the Company, on the one hand, or Parent and Merger Sub, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein; provided that any condition set forth in Section 6.1(a) may not be waived without the express written consent of Parent and the Company. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE VIII

GENERAL PROVISIONS

8.1 Non-Survival of Representations and Warranties. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement and the other agreements, certificates and documents contemplated hereby shall terminate and be of no further force or effect at, and as of, the Effective Time. The covenants and agreements in this Agreement and the other agreements, certificates and documents contemplated hereby shall terminate at the Effective Time unless such covenants or agreements by its terms contemplated performance after the Effective Time, it being understood this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

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8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or sent via telecopy (receipt confirmed) to the parties at the following addresses or telecopy numbers (or at such other address or telecopy numbers for a party as shall be specified by like notice):

(a)		if to Parent or Merger Sub, to:

Genentech, Inc.
1 DNA Way
South San Francisco, California 94080
Attention: Corporate Secretary
Telephone No.: (650) 225-1000
Telecopy No.: (650) 467-9146

with a copy to:

Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304
	Attention:	Martin W. Korman, Esq.
Bradley L Finkelstein, Esq.
Telephone No.: (650) 493-9300
Telecopy No.: (650) 493-6811

(b)		if to the Company, to:

Tanox, Inc.
10555 Stella Link
Houston, Texas 77025-5631
Attention: General Counsel
Telephone No.: (713) 578-4000
Telecopy No.: (713) 578-5000

with a copy to:

Winstead Sechrest & Minick
Professional Corporation
919 Milam Street
Houston, TX 77002
Attention: Frank S. Wu, Esq.
Telephone No.: (713) 650-8400
Telecopy No.: (713) 650-2400

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8.3 Interpretation; Knowledge.

(a) When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to Articles or Sections, such reference shall be to an Article or Section, respectively, of this Agreement unless otherwise indicated. Unless otherwise indicated the words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” As used herein, an item shall be deemed to have been “furnished” to Parent if such item has been sent to Parent or its representatives, provided to Parent or its representatives or made available to Parent or its representatives for review, in a data room or otherwise. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. When reference is made herein to “the business of” an entity, such reference shall be deemed to include the business of all direct and indirect subsidiaries of such entity. Reference to the subsidiaries of an entity shall be deemed to include all direct and indirect subsidiaries of such entity. Where a reference is made to a law, such reference is to such law, as amended, and all rules and regulations promulgated thereunder, unless the context requires otherwise.

(b) For purposes of this Agreement, the term “knowledge” means with respect to a party hereto, with respect to any matter in question, that any of the executive officers or directors of such party has actual knowledge of such matter; provided that with respect to any executive officer or director, such executive officer or director shall have made reasonable inquiry of the current Employees (other than Consultants who are not Significant Consultants) responsible for such matter in question.

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(c) For purposes of this Agreement, the term “Material Adverse Effect” when used in connection with any entity, including the Company and its subsidiaries, means (1) any change, event, violation, inaccuracy, circumstance or effect, individually or when aggregated with other changes, events, violations, inaccuracies, circumstances or effects, that is or is reasonably expected to be materially adverse to (i) the business, assets (including intangible assets), liabilities, financial condition, or results of operations of such entity and its subsidiaries taken as a whole, (ii) the ability of such entity to perform its obligations under this Agreement and to timely consummate the Transactions, and (2) with respect to the Company or its subsidiaries, any event arising after the date of this Agreement relating to Omalizumab (Xolair) that would reasonably be expected to have a material adverse impact on the sales, future value or revenue of Omalizumab (Xolair); provided, however, that, except otherwise provided below, none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (A) changes in the financial markets generally in the United States or that are the result of acts of war or terrorism; (B) general national or international economic, financial, political or business conditions (including changes in Legal Requirements or GAAP or the interpretation thereof) in each case affecting generally the biopharmaceutical industry, which do not have a materially disproportionate effect (relative to other industry participants) on the Company and its subsidiaries taken as a whole; (C) the execution, announcement and performance of this Agreement by the Company or its subsidiaries, or any actions taken, delayed or omitted to be taken by the Company (and the results thereof) that are required or prohibited (but only in the event that the Company has sought a waiver from Parent, and Parent has failed to agree to such waiver within a reasonable period of time after such request), as the case may be, pursuant to this Agreement or at the specific request of Parent or Merger Sub (it being understood that the provision of consent contemplated under Section 5.1 hereof shall not be deemed to be at the specific request of Parent); (D) the failure of the applicable party to this Agreement to meet projections of earnings, cash burn rates, revenues or other financial measures (whether such projections were made by such party or independent third parties), in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into

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account in determining whether there has been, or will be, a Material Adverse Effect); (E) any change in the stock price or trading volume of the applicable party to this Agreement, in and of itself (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or will be, a Material Adverse Effect); (F) any item set forth on Schedule 8.3(F); (G) the results of any clinical trial (excluding Omalizumab (Xolair)); or (H) any change after the date hereof of Parent’s projections for the sale of Omalizumab (Xolair), in and of itself (it being understood that the facts or occurrences giving rise or contributing to such change may be deemed to constitute, or be taken into account in determining whether there has been, or will be, a Material Adverse Effect).

(d) For purposes of this Agreement, the term “person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Entity.

(e) For purposes of this Agreement, the term “business day” shall mean each day that is not a Saturday, Sunday or other day on which banking institutions located in San Francisco, California are authorized or obligated by law or executive order to close, and the term “day” when not immediately preceded by the word “business” shall mean a calendar day.

(f) For purposes of this Agreement, the terms “subsidiary” and “subsidiaries” with respect to any party shall mean (i) solely with respect to the Company, Tanox Biotech (Shanghai) Co. Ltd. and (ii) any corporation, partnership, association, trust or other form of legal entity of which (A) more than 50% of the outstanding voting securities are directly or indirectly owned by such party, or (B) such party or any subsidiary of such party is a general partner (excluding partnerships in which such party or any subsidiary of such party does not have a majority of the voting interest of such partnership).

(g) Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; and (iii) the terms “hereof,” “herein,” “hereunder” and derivative or similar words refer to this entire Agreement.

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8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

8.5 Entire Agreement; Third Party Beneficiaries. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter, (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, it being understood that the Confidentiality Agreement shall continue in full force and effect and shall survive any termination of this Agreement as modified by Section 5.3(a) and Section 5.3(b) are not intended to confer, and shall not be construed as conferring, upon any other person any rights or remedies hereunder, except as specifically provided in Section 5.9(d).

8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

8.7 Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy, and nothing in this Agreement shall be deemed a waiver by any party of any right to specific performance or injunctive relief. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or

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injunctions without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security in order to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

8.8 Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. The parties hereto hereby irrevocably submit to the exclusive jurisdiction of the Court of Chancery in Newcastle County in the state of Delaware (and any appellate courts therefrom), or if such jurisdiction shall be unavailable, any court in the State of Delaware and the Federal courts of the United States of America, each located within Newcastle County in the State of Delaware., solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby and thereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or thereof, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the parties hereto irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Court of Chancery in the State of Delaware or, if jurisdiction is not available in the Court of Chancery, any other Delaware state court or Federal court, each located in Newcastle, County Delaware. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 8.2 or in such other manner as may be permitted by applicable law, shall be valid and sufficient service thereof. With respect to any particular action, suit or proceeding, venue shall lie solely in Newcastle County, Delaware.

8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

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8.10 Assignment. No party may assign or delegate, in whole or in part, by operation of law or otherwise, either this Agreement or any of the rights, interests, or obligations hereunder without the prior written approval of the other parties, and any such assignment without such prior written consent shall be null and void, except that Parent may assign its rights (but not its obligations) under this Agreement to any direct or indirect wholly-owned subsidiary of Parent without the prior written consent of the Company. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

8.11 Waiver of Jury Trial. EACH OF PARENT, COMPANY AND MERGER SUB HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, COMPANY OR MERGER SUB IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Merger to be executed by their duly authorized respective officers as of the date first written above.

GENENTECH, INC.

By:	/s/ Arthur Levinson
Arthur Levinson, Chairman and Chief Executive Officer

GREEN ACQUISITION CORPORATION

By:	/s/ Stephen Juelsgaard
Stephen Juelsgaard, President and Chief Executive Officer

TANOX, INC.

By:	/s/ Nancy T. Chang
Nancy Chang, Chairman of the Board of Directors

****Signature Page to Agreement and Plan of Merger****